06011721

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME TOMRA Systems ASA

*CURRENT ADDRESS Drengsrudhagen 2
P.O. Box 278
N-1372 Asker
Norway

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FILE NO. 82- 3334 FISCAL YEAR 12/31/04

* Complete for initial submissions only ** Please note name and address changes

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DAT : 3/17/06

82-3334
ARIS
12-31-04

TOMRA®

MANAGEMENT REPORT

2004

HELPING THE WORLD RECYCLE

LETTER FROM CEO // TOMRA'S ROLE IN THE RECYCLING LOOP //
CORPORATE RESPONSIBILITY // SHARES AND SHAREHOLDERS

CONTENT

DESIGN: UNION DESIGN
WWW.UNION.NO

PHOTOGRAPHERS:
TERJE HEIESTAD (PAGE 1, 9, 18
+ 4-5 IN ANNUAL REPORT)
JARLE NYTTINGNES (PAGE 8 AND 9)
DAMIEN HEINISCH (P 9)
POW-WOW STUDIOS (P 9)
TOR ÅS HAUG, MEDIAFOTO (P16)
MATS JOHANSSON (P17)
YUJI SAKAI (P19)

PRINT: BRYNE OFFSET AS

This TOMRA publication is printed with paper and inks satisfying the environmetal requirements of the Nordic Swan Label (www.ecolabel.no).

TO OUR STAKEHOLDERS

In 2004, the revenues for the Tomra Group increased by two percent from the previous year. Although this is not the growth we expect from TOMRA, the company has executed on a number of opportunities which lay the foundation for interesting growth avenues in the years to come. Over the past thirty-three years TOMRA has evolved from being a pure >>

While TOMRA's core markets generated low growth in 2004, it was still a year in which many market successes were achieved. In Sweden, the second highest revenue level ever was achieved due to high replacement sales. Germany continued to show a positive development, although the large potential related to deposit on non-refillable containers remains untapped. In the US, TOMRA confirmed its market leading position by securing a USD 6.5 million RVM contract with a New York-based retailer. California developed very positively after the introduction of higher deposit in the state, and we expect this market to continue the positive trend. On the RVM technology front in 2004, we also prepared for the launch of new machines for the small store and high-end supermarket segments. These machines will further strengthen TOMRA's product and technology leadership.

Despite the fact that a number of core markets have reached a certain level of maturity, we continue to believe in growth opportunities in deposit markets. We estimate that our systems presently collect 35 percent of all beverage containers in the world's deposit markets. There is room for growth in Germany, California, as well as within the small store segment – to mention a few. However, in order to truly realize our growth ambitions, TOMRA has positioned itself in segments outside deposit markets.

The non-deposit world makes up 85 percent of the beverage container universe, and therefore presents tremendous opportunities for TOMRA—if we can provide more cost-effective recycling solutions than are currently being used in these areas. Toward this end, we are positioning ourselves in two ways. First, we maintain that with current collection solutions in place for the foreseeable future, technology applications can generate considerable efficiency gains in the recognition, sorting and compaction of packaging material. The acquisitions of TiTech Visionsort and Orwak Group are the first steps for TOMRA to becoming a leading provider of recycling technology solutions to stakeholders responsible for collecting, transporting, sorting and eventually recycling various types of packaging materials.

Secondly, we have drawn on our technological expertise and the key learnings and experiences in deposit markets to develop a robust outdoor recycling center geared to re-defining the consumer collection process currently dominated by "bottle banks" and

>> reverse vending systems provider only in deposit markets to also becoming a global solutions provider within the recycling value chain. From automated container return and handling systems to material transport and processing, our solutions today serve as leading components in the world's most successful beverage container deposit systems. Through the acquisitions of TiTech Visionsort and Orwak Group and the further development of TOMRA's outdoor collection center, Tomra Recycling Center (TRC), we have now built a foundation for expansion also in non-deposit markets.

Erik Thorsen PRESIDENT & CEO



curbside systems. Market testing of the TRC concept has been initiated in the UK and will continue through 2005. The aim is to reach an industrialization phase in 2006. Testing of automated, outdoor collection center concepts have also been initiated in Japan. Numerous other countries could become potential markets for the collection center concept going forward.

The non-deposit market segment is a vital part of TOMRA's growth strategy. In 2004, the group invested over NOK 250 million in acquisitions and development projects to strengthen its footing in this segment. Simultaneously, our ambitions in deposit markets have by no means diminished.

After 19 years with the company, I have decided to leave TOMRA knowing that the entire TOMRA organization is stretching to reach its vision: to be the world's No. 1 provider of solutions that make it attractive for people to return packaging for reuse and recycling. We are still in an early phase of our quest to reach this vision, and a great number of opportunities exist in order for TOMRA to realize its growth ambition in the years to come.

Amund Skarholt will join TOMRA as the new CEO in April 2005.

TOMRA'S ROLE IN THE RECYCLING LOOP

Automation of the handling of empty deposit beverage containers in stores was the founding business case of TOMRA over thirty years ago. Today, TOMRA is not only a supplier of reverse vending machines (RVM's), but also a total solutions provider to stores and other stakeholders responsible for the collection, transportation, sorting and processing of packaging material including beverage containers, paper and other recyclable materials.

TOMRA's activities are in two main areas: the deposit segment covering beverage containers and the non-deposit segment including various types of packaging material. Within each of these areas TOMRA provides technology, services and solutions dependent upon the needs of each market. These activities are described in further detail on the next pages...

THE DEPO


Consumer
Processing facility
Sorting, densification and bailing of beverage container material
Recycling
Point of sale

DEPOSIT ACTIVITIES

Over the years, deposit on beverages containers has been implemented either by law or through independent industry initiatives in Europe and North America. The main deposit markets in Europe include Scandinavia, Germany, BeNeLux and Austria. In North America deposit has been implemented in eleven US states and ten Canadian provinces. Within the deposit segment, TOMRA offers solutions for the collection and handling of containers inside and outside stores, as well as pick-up, transportation, processing and data administration services.

RVM Technology

TOMRA's RVM technology solutions provide an efficient and convenient system of collecting and handling deposit beverage containers in stores. Correct identification of the empty beverage containers, combined with automatic sorting and accumulation, reduces the store's handling costs to a minimum. This idea formed the basis for TOMRA's start-up in 1972. The company's growth since that time has been driven by its ability to automate in-store handling operations in deposit markets around the world. While focusing its early product development on RVM's for refillable containers, TOMRA also developed equipment to handle non-refillable containers in the 1980's as these beverage containers started to gain more market share.

Worldwide TOMRA has an installed base of approximately 50,000 RVM's. With the exception of stores in Germany, most large stores in European and North American deposit markets have been automated. The small store segment, including gas stations and convenience stores, largely handles the redemption process of empty containers manually. Technology solutions for this segment have until now been too expensive to justify investment in RVM solutions.

With the recent clarification related to the legislation for deposit on non-refillable containers in Germany, one of the key priorities in 2005 for TOMRA will be to execute on this market potential. In Germany, approximately 9,000 RVM's are installed. Based on a food store universe of approximately 30,000 stores, the potential for additional RVM sales is significant.

Furthermore, TOMRA will expand its offering in 2005. A new machine targeting the small stores will be launched, which should enable penetration of this segment. Also, a superior RVM targeting high-end supermarkets will strengthen TOMRA's position in that segment. With these two machines in place, TOMRA will be able to provide tailored solutions to any retail store requirement.

RVM Technology	2004	2003
IN NOK MILLIONS		
Revenues	**1,250**	**1,259**
>> Nordic	439	465
>> Central Europe & UK	438	431
>> Rest of Europe	9	14
>> US East & Canada	364	349
Gross contribution	**631**	**693**
>> Gross contribution margin	50%	55%
Operating profit	**192**	**266**
>> Operating margin	15%	21%

Figures based on Norwegian GAAP

PRODUCT PORTFOLIO 2005/06
TOMRA's RVM portfolio covers the needs for small to large stores. >>>

RVM Technology in Europe

Refillable containers still hold a dominant market position in deposit markets across Europe. One reason for this is that Europe is still a rather fragmented beverage market. Certain countries are still dominated by small to medium-sized regional brewers and bottlers. In these regions, short transportation distances can justify the cost of sorting, cleaning and transporting refillable containers between the brewery, the point of sale and back again. The process entails that the consumer returns the empty refillable containers to the store in exchange for the deposit amount. The containers are then picked up and returned to the bottler by the same truck that delivers full containers to the store. This closed-loop system is the most efficient way of transporting containers between the bottling-plant and point of sale. As such, TOMRA's role in the refillable container loop is limited to the sale and service of equipment for collection and handling of in-store logistics.

In Norway, Sweden, Denmark, Finland and Germany deposit has been implemented also on non-refillable containers. Similar to the refillable deposit systems in Europe, TOMRA's role in the deposit loop in the Nordic region consists largely of the sale and service of RVM's and related backroom equipment. Non-profit clearing house companies owned by the beverage and retail industries, have been established to handle the cash clearing between different stakeholders, as well as the transportation, processing and recycling of empty non-refillable containers. In Germany, these activities have up until today largely been coordinated by food store chains.

In addition to the sale and service of RVM's and on-site materials handling systems, TOMRA also provides data administration services to the clearing-house companies. These services include accounting for deposit charges and handling fees on behalf of retailers. These services are highly automated through TOMRA-developed communication software and commercial online communication systems.



In Europe, the backroom is just as important for speed and efficiency as the machine in the front. TOMRA has developed sophisticated and flexible solutions that can be tailored to store size and need.

RVM Technology in North America

In North America non-refillable containers are the dominant packaging type. The US beverage industry has consolidated and centralized its production facilities. Consequently, transportation distances between bottling facilities and end-user markets have increased. Non-refillable containers are therefore the preferred packaging solution. Used non-refillable containers are either thrown away or returned for deposit and recycled at retail locations. TOMRA sells, leases and services RVM's to retail stores, while also providing data administration services.

CONTAINER CAPACITY →


Cans
& Plastic

UNO T-205 T-X2 T-605 T-710 T-83 HCp T-820



The TOMRA 83 HCp is especially suited for the non-refillable market with its built-in compactor, ensuring high capacity and less transportation volume.

Collection & Materials Handling

In North America TOMRA has taken on an expanded role from only being the provider of reverse vending systems to also include materials handling services and collection centers operations outside of stores.

Collection & Materials Handling	2004	2003
IN NOK MILLIONS		
Revenues	**821**	**831**
>> US East & Canada	484	536
>> US West	337	295
Gross contribution	**184**	**160**
>> Gross contribution margin	22%	19%
Operating profit	**49**	**34**
>> Operating margin	6%	4%

Figures based on Norwegian GAAP

Materials Handling in US East & Quebec, Canada

In deposit markets, the sale and service of reverse vending systems is TOMRA's core business area. In order to develop cost-efficient handling systems for all stakeholders in the container recycling value chain, TOMRA has over the years, together with various industry partners, expanded into materials handling services through several acquisitions and joint ventures in the US east coast deposit states and in Quebec. TOMRA's activities in North America therefore also include:

>> *Logistics management: Through recognition and collection of containers, TOMRA accumulates data from each transaction for administrative use. This information is used to schedule optimal pick-up routes. TOMRA operates its own transportation network in certain states, while outsourcing certain other operations.*

>> *Materials processing: TOMRA operates eight processing plants for sorting, cleaning, shredding, flaking, crushing and bailing the different materials into optimal recycling forms.*

>> *Materials marketing/trading: In accordance with local deposit legislation, beverage bottlers own all container materials collected by TOMRA. TOMRA takes possession of these materials only after securing commitments from recyclers who purchase the material. No major risks are tied to materials marketing/trading.*

Compensation for materials handling operations is a fee from bottlers linked to volume of containers picked-up, processed and marketed by TOMRA. As such, revenue and margins in this segment experience seasonal swings that mirror the seasonality in sales of beverages.

Focus in 2005 will be to continue to generate cost efficiencies in existing materials handling operations. Further outsourcing of processing operations and automation of various work processes will contribute to improve profitability.

Collection & Processing in California

In California, the deposit system for non-refillable containers is organized differently from traditional systems in the rest of the US and Europe. Under the deposit law, stores with more than USD 2 million in annual sales are obliged to guarantee that a collection center is operated in the vicinity of one half of a mile radius from its location. These collection centers are owned and operated by third parties. A consumer may return empty containers to a collection center or a scrap dealer and in return receive the deposit amount. TOMRA owns and operates 395 centers out of a total of approximately 1,900 collection sites in California. In order to maximize the value of collected material through efficient integration of the value chain, TOMRA also operates its own transportation infrastructure and four processing facilities.

In accordance with the California deposit law, collection center operators in California take ownership of the returned containers. TOMRA's revenue model in California therefore comprises; material sales, which historically represent sixty to seventy percent of annual revenue; handling fees from the state of California (20-30 percent); and subsidies from bottlers for plastics and glass.

In 2004 TOMRA met or exceeded all of its internal goals in California. The increase in deposit on beverage containers contributed to revenue growth of 14 percent to NOK 337 million and an improved operating margin of 10 percent. TOMRA anticipates continued growth in California in 2005.


re PLANET
Recycling Center
7am-11pm
re PLANET

Collection center in California


TOMRA

Pick-up and transportation



Sorting of beverage containers at processing facility



Material compaction

NON-DEPOSIT ACTIVITIES

TOMRA's operations and development activities within the non-deposit segment are geared towards offering technology solutions to stakeholders involved in collection, transportation, sorting and processing of recyclable packaging materials. These materials are not covered by a deposit, hence the term "non-deposit" packaging.

THE NON-DEPOSIT LOOP



Material F
TOMRA Ti
Sorting of co
material strea
specific mater
Uncompacted material
Compacted material
Collection points
Consumers return packaging to igloos, in curbside systems, etc.
TOMRA
Consumer
Tomra Recyc
Tomra is piloting
which sorts and c
ready for recyclin
TOMRA Orwak Group
Retail outlet
Collection, pre-sorting and compaction of bulk packaging material such as cardboard, plastic & paper at the retail outlet
SUPERMARKET



Sorted and
compacted material
y Facility (MRF)
TOMRA Orwak Group
Extreme compaction
of materials ready
for transport
Residential waste to landfill
Incineration plant
Volume reduction and
energy recovery
Recycling
ter (TRC)
nated collection center,
packaging material
NEWS
Packaging
production
Other applications
Products such as newspaper,
textiles, asphalt, etc.

The global trend for waste management is clearly positive: the era in which landfills represent the primary solution for dealing with waste materials is coming to an end. Decreasing landfill space and the desire to avoid the negative environmental effects associated with landfills are the main reasons behind this trend. Increasingly there is also growing acceptance that almost all waste material is in fact a resource that can be recycled, composted, or used to produce energy. In moving in this direction, more and more countries are enacting strict regulations to encourage the recovery of these resources and reduce the amount of waste going to landfills to an absolute minimum.

The recovery of all packaging from the waste stream, particularly rigid beverage containers, goes a long way in reducing waste volumes. Many governments have therefore implemented legislation designed to incentivize stakeholders to achieve targeted recycling levels. In Europe for example, the EU has required through its Packaging and Packaging Waste Directive that the majority of its member states should recycle at least 55 percent of all packaging materials by 2008. Many EU countries are substantially below this level at present, and will need to make changes to the way they recycle in order to reach this target.

About 85 percent of packaged beverages being consumed today are in non-deposit markets, yet there are virtually no technology-based collection solutions currently operating in this market segment. As the demand on stakeholders to remove packaging from the waste stream accelerates, the need for cost-effective recycling methods will increase. TOMRA maintains that three main conditions need to be present in order to recover a high rate of packaging and recycle these resources in a cost-effective way. These conditions are high participation from consumers, effective transportation and the ability to sort packaging into clean material fractions. Current collection systems such as bottle banks and curbside programs are unable to fulfil these conditions.

The majority of the world's collection and recycling infrastructure is based on manual solutions such as "bottle banks" and curbside systems. The inefficiencies created by these systems include commingling of material fractions requiring extensive sorting prior to recycling, as well as high costs created by the pick-up and transportation of non-compacted material.

Recycling Technology

As collection solutions such as bottle banks and curbside programs are expected to form the basis of many recycling systems in non-deposit markets going forward, cost-saving opportunities do exist. TOMRA has positioned itself by offering technology equipment to stakeholders which are geared to improve efficiencies in existing value chains. TOMRA has recently acquired two companies, both of which are market leaders within their respective niche segments.

Recycling Technology	**2004**
IN NOK MILLIONS	
Revenues	**68**
>> Central Europe & UK	41
>> Rest of Europe	18
>> US East & Canada	7
>> Rest of World	2
Gross contribution	**46**
>> Gross contribution margin	68%
Operating profit	**14**
>> Operating margin	21%

Figures based on Norwegian GAAP





TiTech Visionsort AS, which was acquired in mid-2004, represented the first step in expanding TOMRA's recycling technology focus. TiTech is the global market leader within the optical sorting solutions segment. The company's solutions allow large material recovery facilities to sort a greater amount of i.e. plastic and paper volume at a lower cost than traditional, labor-intensive solutions in place today. TiTech has installed approximately 700 systems world wide and currently has activities in countries such as Germany, Spain, the United Kingdom, Italy, Japan and the United States. The company increased annual revenue by 30 percent to NOK 114 million in 2004, and is well positioned for further growth and expansion.



TiTech is the global market leader within the optical sorting solutions segment.





Orwak Group is a leader within the small and large compactor markets

In February 2005 TOMRA acquired Orwak Group AB. Orwak Group develops, manufactures and sells compactor solutions to various retail industries, as well as large industrial compaction solutions to material recovery facilities and other industries. The compaction solutions allow its customers to reduce storage needs for empty packaging and significantly reduce transportation costs through extreme volume reduction. With over 50,000 units installed worldwide, the Orwak Group is considered to be a leader within the small and large compactor markets. Orwak Group generated revenue of NOK 265 million in 2004. In 2005, the company aims to consolidate its position in established markets and further develop a platform for growth in new markets.

TOMRA's overall goal in this segment is to become a world leading provider of recycling technology equipment. In 2005, TOMRA will consolidate its ownership positions in TiTech and Orwak Group and support the companies in further growing and developing their businesses. Considerable market and technology synergies exist between TOMRA, Orwak Group and TiTech. Together, these three companies will be able to deliver a broad range of solutions to stakeholders in the recycling process in non-deposit segments.

Other non-deposit activities

Tomra's other activities in non-deposit markets include its operations in Brazil and activities related to the development of automated, outdoor collection center concepts in non-deposit settings.

Other activities	2004	2003
IN NOK MILLIONS		
Revenues	**373**	**373**
>> Rest of World	373	373
Gross contribution	**49**	**55**
>> Gross contribution margin	13%	15%
Operating profit	**(66)**	**(42)**

Figures based on Norwegian GAAP

Collection & Processing in Brazil

In the early 1990's the littering of used aluminum containers in Brazil was becoming an environmental hazard, and the recycling rate at this point equalled approximately 20 percent. Politicians seriously discussed introducing deposit on used aluminum containers if the beverage industry did not solve the littering problem. At the behest of political pressure the industry has over the past decade established a manual collection system of aluminum beverage containers based on a monetary incentive for the consumer covered by the intrinsic value of the container material. Today, the recycling rate for aluminum containers exceeds 80 percent.

Based on the established collection system of aluminum containers, TOMRA's current activity in Brazil is geared to the manual collection, processing and smelting of aluminum containers. TOMRA operates Brazil's largest aluminum used beverage container collection network, with a market share of approximately 25 percent. All volume generated through TOMRA's network is sold to Rexam, which is the world's largest aluminum can producer. The system in place therefore truly represents a closed recycling loop. In 2005, TOMRA's main priority in Brazil is to continue to streamline operations in order to improve profitability further.

Development Activities

TOMRA continues to believe that the most efficient recycling systems involve recognition, sorting and compaction of material at the point of collection. With this in mind, TOMRA has for the past four years invested significant resources in R&D projects dedicated solely to the development of a new technological platform for non-deposit markets. The key objective has been to create a fully automated, low cost and low maintenance recycling center concept that could be installed in an outdoor, unattended setting. The first operational center has been constructed, including completely new and patented systems for material reception, recognition, sorting, and compaction. Though still not ready for serial production, TOMRA has made major breakthroughs in its R&D and market development work, and is now looking at two main markets in which one could successfully position TOMRA's technological and systems expertise: the UK and Japan.

The first Tomra Recycling Center (TRC) began market testing in November 2004 outside a TESCO retail store in the United Kingdom. TESCO is one of the world's leading retailers with over 2,300 stores in twelve countries. An expanded test is scheduled to run through 2005. After a potential positive conclusion to the pilot test, a full roll-out of the TRC is targeted for 2006.

TOMRA initiated testing of recycling centers in Japan based on existing RVM technology several years ago. In October 2004 TOMRA started field testing of this concept in the Tokyo/Yokohama area together with Sumitomo Corporation, a leading Japanese industrial conglomerate with over USD 16 billion in annual revenue. The test pilot is scheduled to run through the first quarter 2005. A successful conclusion to this test could lead to a potential partnership with Sumitomo whereby the aim is to establish a base for further nation-wide expansion in Japan.





The first TRC installation placed outside a TESCO store in the UK


Recycling
Recycling
We Recycle:

Since the development work on the TRC was initiated in 2001 TOMRA has invested approximately NOK 60 million into the development of the center. Most of the breakthrough research and development work has now been completed. However, as market testing escalates in the UK and further development of the center concept is required prior to an industrialization phase, significant investment needs remain. In 2005 this is estimated to equal between NOK 40 and 50 million dependent upon the project scope.

TOMRA's goal is to position its TRC technology in non-deposit markets where current systems are unable to fulfil recycling levels and/or meet certain minimum system cost levels. Despite TOMRA's ambitious goals, existing systems such as bottle banks and curbside are expected to be the preferred collection solution in non-deposit markets. TOMRA's front-end collection strategy is therefore viewed as being fully compatible with its newly expanded recycling technology equipment strategy.






カードを入れてください

TOMRA and Sumitomo Corporation have teamed up to install eight pilot test centers in the Tokyo/Yokohama region in Japan.

DELIVERING STAKEHOLDER VALUE

Tomra's greatest contribution to society is delivered through continued development and operation of attractive and more efficient recycling solutions.

TOMRA publicly embraced the principles of corporate responsibility with the formulation of TOMRA's Corporate Responsibility Policy in the year 2000. This came about as an acknowledgement of the fact that TOMRA impacts the environment, society and people through its actions every day. Since then, TOMRA has been reporting annually on its non-financial performance in an attempt to understand, manage and mitigate any negative impacts that are generated. The overall objective of TOMRA's corporate responsibility engagement is to demonstrate that it is possible for an industrial corporation such as TOMRA to create long-term positive value for all stakeholder groups.

TOMRA's business concept combined with TOMRA's commitment to transparent reporting of non-financial performance has contributed to ensuring TOMRA's position as a favorite socially responsible investment (SRI) object with long standing memberships in all major SRI indices and rankings.

In January 2005 this reputation was further strengthened as the Global 100 initiative (www.global100.org) identified TOMRA as being one of the 100 most sustainable corporations in the world.

TOMRA'S CORPORATE RESPONSIBILITY FRAMEWORK

TOMRA maintains several documents and policies clarifying the philosophies, values, ambitions and expectations that are fundamental to our business practice worldwide.

This year TOMRA completes this framework with the planned introduction of a comprehensive Code of Conduct which is applicable to all TOMRA leaders, employees and contractors.

>> Mission, Vision, Business Concept, and Core Values
These key documents set out TOMRA's reason for being; our overarching goal for the future; our strategy to get there; and the fundamental values that describe and guide us in our day-to-day efforts.

>> Corporate Governance Policy
Corporate Governance is defined to include those processes and control features which have been established to protect the interests of TOMRA's shareholders, as well as other stakeholders such as employees, suppliers and customers.

>> Corporate Responsibility Policy
The Corporate Responsibility Policy describes TOMRA's objectives in internalizing and minimizing any potentially negative impacts on society in wider terms.

>> Code of Conduct
TOMRA's Code of Conduct is setting out the requirements and expectations that TOMRA, as an employer, have to the responsible, professional and ethical conduct of all its employees.

All the above documents are available through the Corporate Responsibility section of TOMRA's website at www.tomra.com

KEY NON-FINANCIAL FIGURES

Key operational data is collected from all majority-owned subsidiaries annually. The collected data is verified and analyzed, aggregated to group level and publicly presented. This year, the TOMRA Group reports publicly on its non-financial performance in a comparable format for the fourth consecutive year.

		2004	2003	2002	2001
IMPACT ON ECONOMY					
Reporting scope *1)*	% of group revenue	99	99	99	100
Operating revenue	MNOK	2 512	2 463	2 674	2 924
Value added	MNOK	1 003	994	1 139	837
>> Hereof salaries	MNOK	742	717	704	779
>> Hereof taxes	MNOK	87	87	126	35
>> Hereof dividend	MNOK	321	54	45	36
>> Hereof financial expenses	MNOK	13	27	29	7
>> Hereof minority interest	MNOK	15	18	24	31
>> Hereof retained in business	MNOK	(175)	91	211	(51)
Expenses	MNOK	1 343	1 296	1 342	1 847
Equity	MNOK	2 270	2 594	2 470	2 631
Return on equity	%	4.7	6.7	10	(0.3)
IMPACT ON ENVIRONMENT					
Energy consumption	GWh	107	90	106	92
Carbon dioxide emissions	Metric tons	30 900	27 300	27 900	22 400
Water usage	Cubic meters	63 200	178 000	30 600	30 100
Waste generation	Metric tons	1 470	1 650	1 750	1 900
Used beverage container throughput *2)*	Billion units	25.7	26.0	26.2	25.1
Material, secondary processing	Thousand metric tons	352	337	319	350
Aluminum reclamation	Thousand metric tons	42	46	49	44
Waste sorting by TiTech Visionsort *3)*	Thousand metric tons	2 100	-	-	-
IMPACT ON PEOPLE					
Number of employees	#	1 972	1 976	2 048	1 994
Female employees	%	17	20	19	19
Female managers *4)*	%	16	18	-	-
Ethnic minority employees *5)*	%	28	27	27	25
Reportable injuries *6)*	#	187	253	308	359

Value Added

Value Added (VA) is a term describing the economic benefit created within an organization calculated as follows; VA = Operating Revenues – COGS and Depreciation. VA is also used as a factor for normalizing environmental impact in the 'eco-intensity' indicator used by TOMRA to express environmental performance over time. Eco-intensity should be reduced to achieve less resource usage per unit of value creation.

1) TOMRA's subsidiaries in France and Switzerland are not reporting. TiTech Visionsort is partially included in 2004.
2) Estimated throughput of containers in reverse vending machines manufactured by TOMRA.
3) TiTech Visionsort AS' installed capacity (owned and operated by customers, half-year effect from august 2004).
4) 'Manager' is defined as a leader with at least one directly reporting employee
5) 'Ethnic minority' is defined as an employee that is considered an ethnic minority in his or her country of employment
6) 'Reportable injury' is defined as an injury that requires medical attention beyond first aid.

IMPACT ON ECONOMY

With operations in more than 45 markets around the world, TOMRA interacts economically with consumers, customers, suppliers, employees, shareholders and authorities.

Given the premise that TOMRA's business operations are contributing positively to the state of the environment, this economic contribution confirms TOMRA's fundamentally positive impact on societies.

Direct Economic Interactions

In fact, of the entire economic value added generated within TOMRA in 2004, 82% was returned to society through salaries and taxes, up 1% from 2003. Extraordinary dividends of MNOK 321 were distributed to shareholders for 2004, up from MNOK 54 in 2003, resulting in a negative figure of MNOK 175 retained in business for 2004.

The economic impact diagram illustrates the mutual relationships TOMRA have with key stakeholders, and how key process inputs are transformed to process outputs, resulting in a value added generated of MNOK 1,003.

Only direct relationships are included in the diagram, and in reality, the indirect economic effects will be significant. Taxes paid to governments will be used to fund public services such as healthcare and education, salaries paid to employees will be used for providing the needs of families, and payments to suppliers will help secure jobs in other companies supplying different kinds of products and services.

Efficient Recycling Solutions Reduce Cost for Societies

While TOMRA's direct economic impacts are similar to those of most commercial enterprises, the business of promoting and operating efficient recycling solutions contributes even more positively towards society and taxpayers.


Investors
Dividend MNOK 321
Paid-in capital MNOK 1,579
Governments
Taxes MNOK 87
Legislation licenses, etc
Suppliers
Technology components
Manufacturing services
Research partners
Transportation and energy
Business services
Financial services
Recyclers
Consumers
Corporate
Muncipal
Expenses MNOK 1,343
Goods and Servises
TOMRA
Total Value Added: MNOK 1,003
Retained in business MNOK (175)
Revenues MNOK 2,512
Goods and Servises
Products delivered
Reverse vending systems
Recycling centers
Non-deposit technology products
Technical services
Commodities processed
PET
Aluminum
Glass
Other
Commodities recycled
Aluminum
Labour and Competence
Salaries MNOK 742
Employees
Social license to operate
Recycling services, employment, etc
Communities

ECONOMIC IMPACT DIAGRAM

TOMRA's recycling solutions help to reduce the costs for our customers to operate recycling schemes. This is achieved through TOMRA's focus on advanced material sorting (increasing the value of collected packaging material) and material compaction (reducing the cost of packaging material transportation and logistics).

Increased recycling rates reduce the need for developing new landfill capacity. Finding acceptable and appropriate locations for new landfill sites is an increasing problem for authorities around the world as public opposition to wasteful uses of land and material emerges along with increasing economic activity and environmental awareness in the population.

IMPACT ON ENVIRONMENT

The environmental benefits resulting from TOMRA's recycling activities far outweighs the environmental costs incurred in the process. This means that TOMRA delivers something quite unique for an industrial corporation; a net positive environmental balance.

Environmental Benefit

Around 26 billon individual beverage containers - or about 5 million metric tons of packaging waste - are collected through front-end collection systems delivered by TOMRA annually, and all this material is collected in a way that makes it suitable for direct reuse or high-value materials recycling.

While much of the collected material is owned and processed by other recycling operators, TOMRA itself processes, recycles and markets about 400,000 metric tons of aluminum, plastics, steel and glass packaging each year.

With the acquisition of TiTech Visionsort, TOMRA is now also involved in automated sorting of commingled packaging waste in non-deposit market segments. Sorting of such waste ensures that recyclable material such as paper, plastics, glass and metals are diverted from non-productive end-treatments such as landfill or incineration and back into productive use.

TiTech Visionsort products and services help improve material quality and reduce costs associated with single-stream waste collection and recycling. Single-stream collection is the trend for many curbside collection communities, particularly in the United States.

In the last six months of 2004 since TiTech Visionsort was acquired by TOMRA in August, about 2 million metric tons of packaging material has been sorted out from the waste-stream around the world by equipment delivered to customers by TiTech Visionsort.

By ensuring that recyclable materials are separated out from the general waste stream and reused for new applications, TOMRA helps to preserve natural resources and to reduce energy usage. In addition, increased recycling of packaging contributes to a reduction of litter, reduced need for landfill capacity, and, reduced waste management costs for taxpayers, municipalities and governments.


Energy usage 2001-2004
GWh
120
100
80
60
40
20
0
2001
2002
2003
2004
Vehicle fuels
Grid electricity
Natural Gas
Total GWh


Eco-intensity, energy
MWh / VA
120
100
80
60
40
20
0
2001
2002
2003
2004
Eco-intensity
Target 2007


Emission of Carbon Dioxide 2001-2004
metric tons x1000
35
30
25
20
15
10
5
0
2001
2002
2003
2004
Vehicle fuels
Grid electricity
Natural Gas
Total tCO2


Eco-intensity, greenhouse gas emissions
tCO2 / VA
40
35
30
25
20
15
10
5
0
2001
2002
2003
2004
Eco-intensity
Target 2007

Environmental Cost

As most industrial organizations, TOMRA's operations generate certain negative impacts on the environment during the production phase. The most significant negative impacts are measured annually and included in TOMRA's environmental program, details of which is available at TOMRA's website.

Energy usage

TOMRA's total energy consumption in 2004 equals 107 GWh. This includes all energy from electricity, natural gas and vehicle fuels. About one-third of the electricity usage is reported to be generated from hydro-electricity sources with no resulting greenhouse gas emissions. The aluminum reclamation facility in Brazil is the single largest energy user within the TOMRA group, followed by the vehicle fleet.

Greenhouse gas emissions

TOMRA's emissions of greenhouse gases follows the usage of energy closely. We record an increase in calculated greenhouse gas emissions, primarily derived from an increased use of vehicle fuels used during 2004 compared to 2003. This increase coincides with an increase in the tonnage of recycled material handled by TOMRA.

Waste generation

TOMRA measure the generation of waste within manufacturing of RVM's, in the sales and service organizations, and within the material handling operations. Combined, a total of 1.470 metric tons was generated, down from 1,650 metric tons in 2003. 65% of all generated waste was separated and delivered to waste contractors for recycling.

Electronics recycling is a rapidly emerging issue in Europe and elsewhere. TOMRA have established recycling programs for used RVMs in many markets, and in 2004 close to 50% of all RVMs removed from the market were either refurbished and reused, or recycled in keeping with the spirit of the Waste Electrical and Electronical Equipment (WEEE) Directive which will come fully into force in the European Union in 2006. The EE-waste fraction shown in the waste composition pie chart includes only EE-waste from manufacturing and service units and no complete scrapped RVM's.

The aluminum reclamation facility in Brazil generates significant amounts of by-products from the reclamation process, equaling approximately 11,000 metric tons. These by-products are resold as industrial input with appropriate approvals from local environmental authorities. 750 metric tons of waste output from the aluminum reclamation process was sent to landfill in 2004.

Water usage

TOMRA reported a significant increase in water usage and discharge for 2003. This was explained by increasing level of activity related to the destruction of expired beverage products on behalf of the beverage industry. For 2004 we see water consumption coming down significantly as TOMRA has chosen to outsource some of the product destruction activities. The variations seen in water usage continue to make it difficult to formulate a new eco-intensity target for water usage and consumption. TOMRA will continue to monitor the development in water usage and discharge.

Eco-intensity, waste generation (RVM business)



metric tons / VA
5,0
4,0
3,0
2,0
1,0
0,0
2001
2002
2003
2004
Eco-intensity
Target 2007

Eco-intensity, water usage



cubic meters / VA
200
150
100
50
0
2001
2002
2003
2004
Eco-intensity
Target 2007

Waste Composition 2004 (RVM Business)



White Office Paper
Mixed Office Paper
Cardboard
Unsorted
Plastics
Hazardous
Metals
Wood
Electric and Electronic

IMPACT ON PEOPLE

In TOMRA's definition, the social dimension of the triple-bottom line primarily relates to people. TOMRA interacts with people in different roles; customers, consumers, suppliers, regulators, business associates, and of course, employees. It is TOMRA's ambition to relate to people in a professional and ethical manner, also when difficult issues are being discussed.

Employees

During 2004, TOMRA went through a process of aligning our cost base to our current business volume and activity level. This process resulted in a number of lay-offs due to organizational changes. The manpower reduction was conducted in cooperation with TOMRA's internal employee associations' and did not result in any legal proceedings towards TOMRA.

Employee overview, end of year	2004	2003	2002	2001
Number of employees	1 972	1 976	2 048	1 994
Female employees, %	17	20	19	19
Female managers (of all managers), %	16	18	-	-
Ethnic minority employees, %	28	27	27	25
Reportable injuries	187	253	308	359

Occupational Health and Safety

TOMRA has focused strongly on reducing the number of work related accidents over the past years. While the number of reported injuries is still unsatisfactorily high in certain parts of the organization, the trend is positive and reflects the attention that has been placed on this important issue in recent years.

Code of Conduct

TOMRA plans to introduce a new Code of Conduct for all leaders and employees in 2005. The introduction of the code was announced last year, but the launch was postponed due to implementation of other organizational measures. The code is intended to clarify the professional and ethical standards that all TOMRA representatives must agree to comply with.

Core Values

Integrity, Innovation, Personal Initiative, Fighting Spirit, and Enthusiasm. These five elements stand at the center of TOMRA's value structure, representing the core values of the corporation. We consider these principles to be intrinsically important for the success of our organization, and the basis for the way we conduct ourselves as we strive to achieve our business goals.

In 2000, TOMRA introduced the Values in Practice (VIP) Award with the purpose of further strengthening the practice of our Core Values. Winner candidates have through their outstanding practice of our Core Values impacted achievement of defined business goals, and are recognized as role models.

Community Involvement

The earthquake disaster that resulted in so much loss of life during Christmas 2004 made a deep impact on all TOMRA employees. TOMRA employees throughout the Group donated a total of NOK 144,955 through an internal fundraising campaign. Tomra Systems ASA matched this amount and added an additional contribution, bringing the total donation from TOMRA to Save the Children to NOK 320,000 (equivalent to € 38,777 or USD 52,444).

Further Information

For further details on TOMRA's Corporate Responsibility initiatives, and for information on who to contact with your questions or comments, please visit the Corporate Responsibility section of TOMRA's corporate website at www.tomra.com.

SHARES AND SHAREHOLDERS

Shareholder Policy

The principal goal of TOMRA's shareholder policy is to protect shareholder rights and interests. This goal is achieved by effectively managing the company's resources in order to generate acceptable short-term operating and financial goals balanced by the costs of investing in projects to secure a pipeline of long-term market opportunities for the company within acceptable risk parameters. TOMRA has no limitations on the transferability of shares and has one class of shares. Each share entitles the holder to one vote.

Investor Relations Policy

TOMRA endeavours to provide its shareholders and the financial markets with information in so much detail and so frequently that the TOMRA share price correctly reflects the underlying values and the future growth potential of the company. An important element in achieving this goal is the coordination of meetings with investors in Europe and North America after every quarter. In addition, management seeks to make itself available for meetings with analysts and investors upon request. All important information affecting TOMRA is reported immediately, and such information shall be made available to all players in the financial market on an equal basis.

Dividend Policy

TOMRA seeks to ensure a high return on investment for the shareholders over time in a combination of dividends and capital gains. It is TOMRA's policy to maintain a high equity ratio to provide a platform for the company's high growth expectations. Subject to financing needs for TOMRA's growth, TOMRA shareholders can expect a dividend distribution of around twenty percent.

Corporate Governance Policy

In TOMRA (the Company) corporate governance is defined to include those processes and control features which have been established to protect the interests of TOMRA's shareholders, as well as other stakeholders such as employees, suppliers and customers. The following Corporate Governance Policy has been approved by the Board of Directors, and will be reviewed annually or more often if deemed necessary.

TOMRA Investor Relations contacts:

Fredrik Witte
Vice President, Chief Analyst & Investor Relations Officer
Telephone: +47 6679 9290
Fax: +47 6679 9250
Mobile: +47 9701 6769
E-mail: fredrik.witte@tomra.no

Helena Vatnebryn
Investor Relations Coordinator
Telephone: +47 6679 9219
Fax: +47 6679 9250
Mobile: +47 9888 4277
E-mail: helena.vatnebryn@tomra.no

1. Role of the Board and Management
The Board of Directors is elected by the shareholders to oversee the management and to assure that the long-term interests of the shareholders and other stakeholders are being served.

2. Functions of the Board
Areas of responsibility: In addition to its general oversight of management, the Board also performs a number of specific functions, including:

a. reviewing, approving and monitoring fundamental business and financial strategies and major corporate actions;
b. selecting, hiring and determining the compensation of the CEO, setting his/her goals and ensuring his/her development;
c. reviewing control routines within among other; the accounting, controlling, IT and budgeting functions;
d. assessing major risks facing the Company and reviewing mitigating options;
e. providing counsel on the selection, evaluation and development of senior management; and
f. ensuring processes are in place for maintaining the integrity of the Company.

Evaluation of TOMRA personnel and management: In order to meet the Company's goals, every employee including top management, completes an annual Performance Evaluation with their manager. Job Discussions between managers and their subordinates are held in order to define goals to be reached in the coming year. On a regular basis, the Board completes a systematic review of top management, including an annual evaluation of the CEO. Through these processes, the Board seeks to ensure that all employees and management are focused on developing the Company in a coordinated way.

Board meetings: The Board holds 6-8 regular meetings per year. Two of these meetings are held at TOMRA subsidiaries abroad and are tied to specific, strategic market opportunities. Given the extensive time required for TOMRA Board activities, TOMRA Board members are encouraged to restrict themselves to a maximum of five major board memberships.

3. Board Committees
The Board will at all times have an Audit Committee, a Compensation Committee, a Nominating Committee and any other committees the Board deems appropriate. Each Committee will perform its duties as assigned by the Board and in compliance with the Committee's charter.

Audit Committee: The Audit Committee, which consists of two external, non-executive Directors, is appointed by the Board to assist it in fulfilling its responsibilities to oversee the Company's internal accounting and audit processes, in monitoring the annual and interim financial reporting and assessing the independence of the external auditors. The Committee also provides guidance in identifying, understanding and assessing the Company's operational and financial risk.

Compensation Committee: The Compensation Committee, which must consist of minimum two external, non-executive Directors, assists the Board in fulfilling its responsibilities to determine the compensation policy of the Tomra Group, the compensation of the CEO of TOMRA, any share option programs and pension programs for TOMRA management, and any bonus system and pension programs for TOMRA employees. The Committee also monitors the implementation of the TOMRA compensation policy.

Nominating Committee: The Committee, which consists of the TOMRA Board Chair and two external and independent representatives, is appointed by the Board to evaluate and nominate new candidates for the Board, for election by the Annual General Assembly.

4. Size and Selection of Board
Size of Board: The Board believes six to eight members is an appropriate size based on the Company's present activity and business complexity. TOMRA's Board of Directors is currently made up of six non-executive members.
Election process: External Board members, including the Board Chair, are directly elected by the Company's shareholders. Two Board members are elected from and among TOMRA employees in Norway in compliance with Norwegian regulations.

5. Independence of Board of Directors
All external Directors will be independent. To be defined as independent, an external Director:

a. must not have been employed by the Company in the previous three years;
b. must not have any common interests with other Board members or the CEO; and
c. must not have, or represent, significant business relationships with the Company.

6. Compensation of the Board of Directors
The Board of Directors will annually review and recommend the form and amount of Board member compensation. The Board will also prepare a proposal to be agreed by the Annual General Assembly in respect of the annual remuneration of the Directors.

In recent years it has been TOMRA practice to pay the external Directors a fixed monetary compensation. The employee members of the Board are paid a lower fixed amount, since it is assumed that Board work is undertaken during work hours paid by TOMRA. Remuneration for both external and internal Directors may also incorporate stock options and other forms of compensation.

7. Self-Evaluation of Board of Directors
The Board and each of its committees will conduct an annual self-performance evaluation to determine whether the Board and each of its committees are functioning effectively. The review will be discussed in the full Board once a year.

8. Ethics and Conflicts of Interest
The Board expects TOMRA Directors, as well as officers and employees, to act ethically at all times and to acknowledge their adherence to Tomra Group Code of Conduct and the Company's Core Values. If an actual or a potential conflict of interest arises for a Director, the Director shall promptly inform the Board Chair or the CEO. If a significant conflict exists and cannot be resolved, the Director should resign.

9. Reporting of Concerns to Non-Employee Directors
Anyone who is concerned about TOMRA's conduct in any field, including accounting, internal accounting controls or auditing matters, may communicate the concern directly to any non-employee Director or to members of the Audit Committee. Such communication may be confidential or anonymous. Any such communication should be submitted in writing, marked "Personal and Confidential", and sent to TOMRA's headquarters marked "Tomra Audit Committee" or with the name of any non-employee Director marked "Personal & Confidential".

TURN DOCUMENT OVER FOR
ANNUAL REPORT

TURN DOCUMENT OVER FOR
MANAGEMENT REPORT

Figures in NOK million	2004	2003	2002	2001	2000
PROFITABILITY					
Operating margin *1)*	6.9 %	9.8 %	12.3 %	-1.4 %	17.1 %
Profit ratio, ordinary profit *2)*	7.8 %	11.6 %	15.2 %	2.1 %	18.1 %
Return on equity ex. other items *3)*	4.7 %	6.7 %	10.0 %	-0.3 %	15.4 %
Return on total assets, ordinary profit *4)*	6.3 %	9.6 %	13.1 %	2.0 %	17.7 %
EBITDA (NOK million) *5)*	339	415	522	589	646
CAPITAL 31 DECEMBER					
Majority equity (NOK million) *6)*	2 270	2 594	2 470	2 631	2 636
Equity ratio *7)*	69.6 %	76.6 %	78.7 %	75.3 %	80.6 %
Bankers ratio *8)*	2.3	3.7	3.6	2.9	4.1
Acid test *9)*	1.9	3.0	3.0	2.4	3.4
Working capital (NOK million) *10)*	1 060	1 505	1 303	1 090	1 382
SHARES					
Share capital 31 December (NOK million)	178.5	178.5	178.5	178.2	176.0
Earnings per share (EPS) *11)*	0.82	0.81	1.44	(0.08)	0.36
Earnings per share, ex. other items	0.64	0.95	1.44	(0.04)	1.90
EPS, fully diluted *12)*	0.82	0.81	1.44	(0.08)	0.35
Dividend per share, adjusted (NOK)	1.80	0.30	0.25	0.20	0.20
Share price 31 December, adjusted (NOK) *13)*	33.30	40.10	45.10	86.00	171.00
Market capitalization (NOK million)	5 944	7 155	8 047	15 327	30 101
Price/earnings ratio (P/E) *14)*	52.0	42.2	31.30	neg.	90.0
EMPLOYEES					
Total employes (average)	1 943	2 024	2 010	1 912	1 829
Sales per employee (1000 NOK)	1 293	1 217	1 330	1 529	1 486

1) Operating profit as a percentage of operating revenues
2) Ordinary profit before taxes as a percentage of operating revenues
3) Net profit exclusive other items after minority interests as a percentage of average equity (as defined in footnote 6)
4) Ordinary profit before taxes and interest expenses as a percentage of average total assets
5) Operating profit exclusive depreciations and write-downs
6) Equity exclusive minority interest
7) Equity as defined in footnote 6 as a percentage of total assets
8) Current assets divided by short-term liabilities
9) Current assets excluding inventories divided by short-term liabilities
10) Current assets less short-term liabilities
11) Net profit after tax divided by average number of shares
12) Net profit after tax divided by average number of shares incl. vested warrants
13) Adjusted for split in 2000
14) Stock price as of 31 December, divided by earnings per share exclusive other items

Key Figures 2000 - 2004

Figures in NOK million	2004	2003	2002	2001	2000
PROFIT AND LOSS STATEMENT					
Operating revenues	**2 512**	**2 463**	**2 674**	**2 924**	**2 718**
Other income	-	-	-	-	-
Cost of goods sold	1 547	1 493	1 551	1 727	1 522
Depreciation and write-offs	55	62	74	192	80
Gross contribution	**910**	**908**	**1 049**	**1 005**	**1 116**
Operating expenses	626	555	601	608	550
Ordinary depreciation/ write-down	111	111	118	437	100
Operating profit	**173**	**242**	**330**	**(40)**	**466**
Profit from affiliated companies	1	1	2	(3)	1
Net financial items	23	42	74	105	26
Ordinary profit before taxes	**197**	**285**	**406**	**62**	**493**
Other items	51	(35)	-	(12)	(384)
Taxes related to other items	20	(10)	-	(5)	(121)
Taxes related to ordinary profit	67	97	126	39	154
Net profit	**161**	**163**	**280**	**16**	**76**
Minority interest	(15)	(18)	(24)	(31)	(15)
ASSETS					
Intangibles	624	502	510	791	444
Real property, fixed assets	397	414	437	559	546
Leasing equipment	160	173	181	263	253
Financial fixed assets	226	234	213	212	200
Total fixed assets	**1 407**	**1 323**	**1 341**	**1 825**	**1 443**
Inventory	329	405	308	299	312
Receivables	542	576	471	672	805
Bank deposits, cash, etc.	983	1 083	1 017	697	712
Total current assets	**1 854**	**2 064**	**1 796**	**1 668**	**1 829**
Total assets	**3 261**	**3 387**	**3 137**	**3 493**	**3 272**
LIABILITES AND EQUITY					
Paid-in capital	1 597	1 597	1 597	1 583	1 460
Retained earnings	673	997	873	1 048	1 176
Minority interest	68	119	118	160	73
Total equity	**2 338**	**2 713**	**2 588**	**2 791**	**2 709**
Deferred taxes	20	10	18	86	77
Other long-term liabilities	109	105	38	38	39
Total long-term liabilities	**129**	**115**	**56**	**124**	**116**
Liabilities to financial institutions	3	4	15	18	-
Accounts payable	173	174	174	240	184
Other current liabilities	618	381	304	320	263
Total current liabilities	**794**	**559**	**493**	**578**	**447**
Total liabilities and equity	**3 261**	**3 387**	**3 137**	**3 493**	**3 272**

Profit and loss statement 2004

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	IFRS
Operating revenues	**2 512**						**2 512**
Cost of goods sold	1 165			(11)			1 154
Labor cost and social expenses	741	(1)		(12)		18	746
Ordinary depreciation	166		(34)	10			142
Other operating expenses	267			(14)			253
Operating profit	**173**	**1**	**34**	**27**	**-**	**(18)**	**217**

Balance sheet as of 31 December 2004

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	IFRS
ASSETS							
Intangible assets	624	6	33	76			739
Fixed assets	557			(20)			537
Financial fixed assets	227	(35)					192
Total fixed assets	**1 408**	**(29)**	**33**	**56**	**-**	**-**	**1 468**
Inventory	329			(44)			285
Receivables	541						541
Bank deposits, cash etc.	983						983
Total current assets	**1 853**	**-**	**-**	**(44)**	**-**	**-**	**1 809**
TOTAL ASSETS	**3 261**	**(29)**	**33**	**12**	**-**	**-**	**3 277**
LIABILITIES AND EQUITY							
Paid-in capital	1 597						1 597
Retained earnings	673	(40)	33	12	321		999
Minority interest	68						68
Total equity	**2 338**	**(40)**	**33**	**12**	**321**	**-**	**2 664**
Deferred tax liabilities	20	(10)					10
Other long term liabilities	109	21					130
Current liabilities	794				(321)		473
Total liabilities	**923**	**11**	**-**	**-**	**(321)**	**-**	**613**
TOTAL LIABILITIES AND EQUITY	**3 261**	**(29)**	**33**	**12**	**-**	**-**	**3 277**

1) Employee Benefits
The difference between NGAAP and IFRS is the discount rate, and that Tomra is going to use the exemption in IFRS 1 and reset the deferred deviations.

2) Goodwill
According to IFRS, goodwill is not depreciated. Tomra will use the exemption in IFRS 1 and not restate earlier business combinations.

3) Development
According to IFRS, development costs will be capitalized and depreciated over expected economic life, while based on NGAAP these costs have been booked as current expenses. Accumulated development costs, less accumulated depreciation are booked in the balance sheet. Development costs which have been capitalized as part of inventory and lease portfolio have been reversed.

4) Dividend
Accrued dividend is not classified as other short term liabilities according to IFRS, but is part of equity.

5) Share-based payment
Vested options to employees are expensed according to IFRS 2. Estimated market value is calculated and booked as labour cost in the profit and loss statement.

Fixed assets

Tomra has prepared a decomposing analysis of its investments in fixed assets. The analysis has not uncovered any differences that will materially affect the profit and loss statement.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS, IFRS (UNAUDITED)

From 1 January 2005, the consolidated accounts of Tomra Systems ASA will comply with International Financial Reporting Standards (IFRS).

Impact of conversion on consolidated group financial statements

The consolidated group financial statements for 2004 have been prepared in accordance with the Norwegian Accounting Act and generally accepted accounting principles in Norway (NGAAP). Tomra has analyzed the differences between NGAAP and IFRS for those areas that affect the consolidated financial statements. The identified differences are calculated and presented in the table below. The reconciliations will be the basis for the quaterly reporting in 2005.

The reconciliations are based on management's assumptions about standards and interpretations that are expected to be applicable, and the accounting principles that are expected to be applied in the first complete annual statements at 31 December 2005.
We would like to specify that the differences between NGAAP and IFRS may change, both in number of changes and in amounts. This is due to changes in existing standards, new understanding and interpretation of existing standards, and new standards. The numbers are not audited and must be treated as preliminary.

Balance sheet as of 31 December 2003

FIGUES IN NOK MILLION

Impact of conversion to IFRS	NGAAP	1)	2)	3)	4)	5)	IFRS
ASSETS							
Intangible assets	502	12		63			577
Fixed assets	587			(21)			566
Financial fixed assets	234	(16)					218
Total fixed assets	**1 323**	**(4)**	**-**	**42**	**-**	**-**	**1 361**
Inventory	405			(54)			351
Receivables	576						576
Bank deposits, cash etc.	1 083						1 083
Total current assets	**2 064**	**-**	**-**	**(54)**	**-**	**-**	**2 010**
TOTAL ASSETS	**3 387**	**(4)**	**-**	**(12)**	**-**	**-**	**3 371**
LIABILITIES AND EQUITY							
Paid-in capital	1 597						1 597
Retained earnings	997	(41)		(12)	54		998
Minority interest	119						119
Total equity	**2 713**	**(41)**	**-**	**(12)**	**54**	**-**	**2 714**
Deferred tax liabilities	10	(5)					5
Other long term liabilities	105	42					147
Current liabilities	559				(54)		505
Total liabilities	**674**	**37**	**-**	**-**	**(54)**	**-**	**657**
TOTAL LIABILITIES AND EQUITY	**3 387**	**(4)**	**-**	**(12)**	**-**	**-**	**3 371**

Auditor's report 2004

TO THE ANNUAL SHAREHOLDERS' MEETING OF TOMRA SYSTEMS ASA

Respective Responsibilities of Directors and Auditors

We have audited the annual financial statements of Tomra Systems ASA as of 31 December 2004, showing a profit of NOK 94.0 million for the parent company and a profit of NOK 161.4 million for the group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the group accounts. These financial statements and the Directors' report are the responsibility of the Company's Board of Directors and Managing Director. Our responsibility is to express an opinion on these financial statements and other information according to the requirements of the Norwegian Act on Auditing and Auditors.

Basis of Opinion

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards and practices an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion,

- *the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2004, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway.*
- *the Company's management has fulfilled its obligation in respect of registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway.*
- *the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit is consistent with the financial statements and comply with the law and regulations.*

Oslo, 15 February 2005
KPMG AS

Henning Aass
STATE AUTHORISED PUBLIC ACCOUNTANT

Note: This translation of the Norwegian statutory Audit Report has been prepared for information purposes only.

16. Equity, continued

THE COMPANY'S LARGEST SHAREHOLDERS

	Registered at 31 December 2004	Number of shares	Ownership
1.	Folketrygdfondet	18 923 100	10.60 %
2.	JP Morgan Chase Bank Clients Treaty Account	10 889 836	6.10 %
3.	Mellon Bank AS Agent Mellon Bank NA A/C NOM	3 706 048	2.08 %
4.	Vital Forsikring ASA DnB NOR Kapitalforvaltning	3 566 689	2.00 %
5.	Nordea Bank Denmark S/A Nordea (DK) CCA	3 385 173	1.90 %
6.	Clearstream Banking CID Dept, Frankfurt	3 132 486	1.76 %
7.	DnB NOR Bank ASA Finansregnskap	2 328 460	1.30 %
8.	State Street Bank & Client Omnibus D	2 155 470	1.21 %
9.	Verdipapirfondet AVA c/o Avanse Forvaltning	2 057 927	1.15 %
10.	Nordea Bank Sweden A C17	2 054 051	1.15 %
11.	Storebrand Livsforsi P980, Aksjefondet	1 946 550	1.09 %
12.	Skagen Vekst	1 800 000	1.01 %
13.	KLP Forsikring Aksje	1 686 450	0.94 %
14.	Svenska Handelsbanke c/o Handelsbanken AS	1 638 507	0.92 %
15.	Lombard Odier Darier General Dossier	1 631 630	0.91 %
16.	Nordea Avkastning v/Nordea Fondene AS	1 611 853	0.90 %
17.	Euroclear Bank S.A. /25% Clients	1 442 147	0.81 %
18.	DnB NOR Norge	1 380 894	0.77 %
19.	Mellon Bank AS Agent Mellon Bank NA A/C ABN	1 273 407	0.71 %
20.	Morgan Stanley & Co.	1 208 797	0.69 %
	Total	**67 819 475**	**38.00 %**
	Other shareholders	110 667 084	62.00 %
	Total (17.611 shareholders)	**178 486 559**	**100.00 %**
	Shares owned by Norwegian shareholders	119 255 529	66.81 %
	Shares owned by foreign shareholders	59 231 030	33.19 %
	Total	**178 486 559**	**100.00 %**

17. Acquisitions in 2002/2004

Camco

On 30 June 2003, TOMRA acquired an additional 16.5 percent of the shares in Camco Recycling Inc. The purchase price of CAD 1.2 million included goodwill of NOK 4.4 million. On 30 June 2004, TOMRA acquired further 16.5 percent of the shares in Camco Recycling Inc. The purchase price of CAD 1.5 million included goodwill of 4.6 million.

Titech Visionsort AS

On 1 July 2004, TOMRA acquired 100 percent of the shares in Titech Visionsort AS. The purchase price was NOK 208.2 million and included a goodwill of NOK 195.5 million.

Tomra Latasa Reciclagem SA

During second quarter 2004, TOMRA acquired the last 30 percent of the Brazilian subsidiary Tomra Latasa Reciclagem SA. The purchase price was USD 6 million, and we have not booked any more goodwill related to the purchase.

Other minor acquisitions

TOMRA has additionally made some minor acquisitions. Total purchases included goodwill of NOK 12 million in 2002 and NOK 1.5 million in 2003.

Events after the Balance sheet date

Orwak Group AB

In February 2005 TOMRA bought 100 percent of the shares in Orwak Group AB in Sweden. The purchase price was SEK 175 million on a debtfree basis, and possibly an additional payment of up to SEK 20 million, depending on the companies earnings in 2005 and 2006.

16. Equity, continued

TOMRA SYSTEMS ASA

Figures in NOK 1000	Share capital	Share premium	Paid-in capital	Retained earnings	Total equity	Number of shares
Balance per 31 December 1999	**166 695**	**200 587**	**367 282**	**726 289**	**1 093 571**	**83 347 666**
Net profit 2000				349 021	349 021	
Group contribution 2000				102 000	102 000	
Employee placement March 2000	307	16 943	17 250		17 250	83 501 000
Execution of warrants April 2000	366	18 064	18 430		18 430	83 683 832
Execution of warrants May 2000	250	13 874	14 124		14 124	83 808 832
Private placement September 2000	8 000	1 032 000	1 040 000		1 040 000	87 808 832
Execution of warrants September 2000	50	3 422	3 472		3 472	87 833 832
Execution of warrants November 2000	359	18 199	18 558		18 558	88 013 332
Share issue costs		(18 836)	(18 836)	(61)	(18 897)	
Stock split 1:1 November 2000						176 026 664
Dividend accruals 2000				(35 205)	(35 205)	
Balance per 31 December 2000	**176 027**	**1 284 253**	**1 460 280**	**1 142 044**	**2 602 324**	**176 026 664**
Net profit 2001				138 163	138 163	
Execution of warrants March 2001	2 057	111 774	113 831		113 831	178 083 285
Execution of warrants April 2001	62	4 148	4 210		4 210	178 145 198
Execution of warrants June 2001	26	1 773	1 799		1 799	178 171 659
Execution of warrants November 2001	52	2 706	2 758		2 758	178 223 225
Share issue costs		(269)	(269)	(424)	(693)	
Dividend accruals 2001				(35 645)	(35 645)	
Balance per 31 December 2001	**178 224**	**1 404 385**	**1 582 609**	**1 244 138**	**2 826 747**	**178 223 225**
Net profit 2002				29 990	29 990	
Execution of warrants March 2002	263	13 967	14 230		14 230	178 486 559
Share issue costs		(9)	(9)	(53)	(62)	
Dividend accruals 2002				(44 622)	(44 622)	
Balance per 31 December 2002	**178 487**	**1 418 343**	**1 596 830**	**1 229 453**	**2 826 283**	**178 486 559**
Net profit 2003				214 552	214 552	
Dividend accruals 2003				(53 546)	(53 546)	
Balance per 31 December 2003	**178 487**	**1 418 343**	**1 596 830**	**1 390 459**	**2 987 289**	**178 486 559**
Net profit 2004				94 037	94 037	
Dividend accruals 2004 *1)*				(321 276)	(321 276)	
Balance per 31 December 2004	**178 487**	**1 418 343**	**1 596 830**	**1 163 220**	**2 760 050**	**178 486 559**

Free equity at the end of 2004 equaled NOK 1,153.7 million.

1) Accrued dividend is NOK 1.80 per share in 2004

	2004	2003	2002
Number of shares 31 December	178 486 559	178 486 559	178 486 559
Average number of shares	178 486 559	178 486 559	178 435 335
Average number of shares, fully diluted	178 486 559	178 486 559	178 435 335
Majority equity 31 December (NOK 1000)	2 269 823	2 593 245	2 470 106
Equity per share	12.71	14.53	13.84
Net profit after minority interest (NOK 1000)	145 914	144 677	256 644
Earnings per share	0.82	0.81	1.44
Earnings per share, ex. other items	0.64	0.95	1.44
Earnings per share, fully diluted	0.82	0.81	1.44

15. Off Balance Sheet Items

The responsibility of financing, cash management and financial risk management is centralized and handled by the Finance department of Tomra Systems ASA.

Interest risk

TOMRA's cash surplus is placed mainly in Norwegian kroner with short duration. According to the adopted financing strategy the duration of the portfolio should not exceed six months. At year end our average duration was three months. Interest-bearing liabilities is mainly related to funding of subsidiaries in USA where TOMRA's share of ownership is less than 90 percent. This debt is in USD with a floating interest.

Currency risk

TOMRA is exposed to changes in Norwegian kroner relative to other currencies. With 97 percent of its income in foreign currencies, a strengthening of the Norwegian kroner will lead to reduced earnings for the Group, measured in Norwegian kroner.

In 2004 the split of revenues in each currency is distributed as:

USD	58 %
EURO	24 %
SEK	7 %
NOK	3 %
OTHER	8 %

A weakening/strengthening of Norwegian kroner of ten percent will normally lead to a 20-30 percent strengthening/weakening in operating profit. Currency fluctuations will in addition affect the book value of assets and liabilities in TOMRA's foreign subsidiaries. Such changes in value will however not have P/L impact as they are booked as translation difference against equity. Future contracts may be used to secure future cash flows. Hedging may be done for up to 12 months of expected cash flows according to Tomras finance strategy.

Outstanding forward foreign exchange contracts, as of 31 December 2004;

Amount forward sold (million)	Currency	Exch.rate	Due date
EURO/NOK	5.0	8.2385	2005
CAD/NOK	6.0	5.0244	2005
NOK/SEK	50.0	1.0951	2005

16. Equity

GROUP Figures in NOK 1000	Paid-in capital	Currency Translation difference	Retained earnings	Total Majority Equity	Minority Interest	Total Equity
Balance per 31 December 2002	**1 596 830**	**(437 206)**	**1 310 482**	**2 470 106**	**118 170**	**2 588 276**
Net profit			144 677	144 677	17 930	162 607
Changes in translation difference		33 700		33 700	(10 718)	22 982
New consolidated subsidiaries/dividend minorities		(1 692)		(1 692)	(6 182)	(7 874)
Dividend accruals 2003			(53 546)	(53 546)		(53 546)
Balance per 31 December 2003	**1 596 830**	**(405 198)**	**1 401 613**	**2 593 245**	**119 200**	**2 712 445**
Net profit			145 914	145 914	15 442	161 356
Changes in translation difference		(135 244)		(135 244)	(6 907)	(142 151)
New consolidated subsidiaries/dividend minorities		(12 816)		(12 816)	(59 776)	(72 592)
Dividend accruals 2004 *1)*			(321 276)	(321 276)		(321 276)
Balance per 31 December 2004	**1 596 830**	**(553 258)**	**1 226 251**	**2 269 823**	**67 959**	**2 337 782**

13. Pension and pension obligations

PARENT COMPANY				GROUP		
2004	2003	2002	**Figures in NOK million**	2004	2003	2002
9.0	7.0	4.3	Net present value of this year's pension earnings	9.7	7.0	4.3
4.7	3.9	2.5	Interest cost of pension obligations	4.8	3.9	2.5
(4.2)	(4.0)	(4.0)	Yield on pension fund	(4.4)	(4.0)	(4.0)
2.1	1.6	0.4	Amortization of deferred deviations	2.0	1.6	0.4
1.6	(1.9)	-	Social security tax	1.7	(1.9)	-
13.2	**6.6**	**3.2**	**Net pension costs**	**13.8**	**6.6**	**3.2**
			FINANCIAL STATUS AS OF 31 DECEMBER			
(91.5)	(70.6)		Pension obligations	(94.5)	(70.6)	
84.8	54.2		Pension funds at market value	87.7	54.2	
39.1	30.5		Deferred liability to be amortized	37.1	30.5	
4.6	1.9		Advanced payment of social security tax	4.3	1.9	
37.0	**16.0**		**Pension funds**	**34.6**	**16.0**	
			BASIS FOR CALCULATION			
6.0 %	6.5 %		Discount rate	6.0 %	6.5 %	
3.0 %	3.3 %		Expected wage increase	3.0 %	3.3 %	
3.0 %	3.3 %		Expected increase of base amount	3.0 %	3.3 %	
7.0 %	7.5 %		Expected yield of funds	7.0 %	7.5 %	

Insured pension plans cover all employees in Norway in permanent positions with at least 50 percent of full time employment. The retirement age is 67 years for all employees. The pension plan is structured as a retirement net agreement in that it guarantees a supplement to the State benefits. There are no other compensation agreements for reductions in State benefits. Except for this plan, no other pension liabilities exist.

The pension plans have been treated for accounting purposes in accordance with the NAS on pension cost. Only the Norwegian companies have pension plans based on benefit principals. The parent company's plan which also covers employees in Tomra Butikksystemer AS, Tomra Europe AS and Tomra Production AS includes 275 employees and 12 retirees by year-end 2004. Titech Visionsort AS's plan covers 15 employees and no retirees by year-end 2004.

The plans provides right to defined future benefits. This benefit is mainly dependent upon years within the plan, salary at date of retirement and compensation from the State. The obligations are mainly covered through Vital insurance company. For demographic and resignation factors, normal insurance assumptions have been used.

14. Contigent Liabilities

EU Commission

In September 2004, TOMRA received the EU Commission's Statement of Objections (SO) relating to the EU Commission investigation in 2001. The Commission is of the opinion that TOMRA had exploited its dominant market position in several European markets by entering into certain supply agreements with customers in the period 1991 to 2001. The alleged abuse is partly due to having entered into exclusive purchase agreements with customers and partly due to use of loyalty rebate schemes. In relation to this, TOMRA has examined its routines and has implemented a comprehensive "Competition Compliance Program" during 2004.

In November 2004, TOMRA filed its written response to the Statement of Objections where TOMRA rejected the Commission's arguments. TOMRA has also presented its arguments in an oral hearing. A final decision in the case is expected in 2005. If necessary, TOMRA is entitled to appeal the final decision of the Commission to the European Court of Justice.

There has not been accrued any amount in the balance as of 31 December related to any potential penalty.

Norwegian tax authorities

The Norwegian Tax Authorities have during 2004 autumn performed a tax review on transferprising of sales out of Norway to foreign subsidiaries. No report from the authorities has been received so far, and TOMRA is of the opinion that it has applied to relevant regulations in this area.

12. Shares and investments

Figures in NOK million	Country	Year of acquisition	Vote and owner share	Book value
GROUP COMPANIES				
Tomra North America Inc	USA	1992	100.0 %	1 166.2
Tomra Systems Inc	Canada	1988	100.0 %	42.5
Tomra Systems OY	Finland	1997	100.0 %	21.7
Tomra Europe AS	Norway	1998	100.0 %	10.0
Tomra Production AS	Norway	1998	100.0 %	15.0
Camco Recycling Inc	Canada	2000	83.5 %	24.8
Tomra Japan Asia Pacific KK	Japan	2000	100.0 %	-
Tomra South America SA	Brazil	2001	100.0 %	269.1
Titech Visionsort AS	Norway	2004	100.0 %	208.2
Total shares in subsidiaries				**1 757.5**

Long term loan to the subsidiary Tomra North America Inc of NOK 324 million, is treated as part of net investments in the consolidated figures. In the parent company it is booked at cost as long term loans.

Shares in affiliated companies	Ultre-PET	Tomra s.r.o.
Book value 31 December 2003	42.9	0.0
Profit before taxes 2004	0.0	1.1
Dividends	0.0	(1.1)
Currency translation difference	(4.1)	0.0
Book value 31 December 2004	**38.8**	**0.0**
Equity at date of acquisition	41.0	0.0
Country	USA	Czeck republik
Year of acquisition	1999	1998
Vote and share ownership	49.0 %	40.0 %

11. Shares, loan, and remuneration of Officers

	Shareholding *1)*	Loan *4)*	Boardmember fee *5)*	Options Vested *6)*
Jan Chr. Opsahl (Chairman)	128 096		470 000	
Jørgen Randers (Board member)	32 100		270 000	
Svein S. Jacobsen (Board member)	79 692		290 000	
Hanne de Mora (Board member)	6 000		270 000	
Rune Bjerke (Board member)				
Klaus Næra (Employee representative)	3 112		150 000	
Solveig Steinmo (Employee representative)	1 300		150 000	
Erik Thorsen (CEO) *2)*	151 176	2 500 000		200 000
Morthen Johannessen (COO) *3)*	121 068	2 000 000		84 000
Gregory Knoll (President BU North America) *3)*				75 000
André Løvestam (President BU Europe) *3)*	25 000	500 000		70 000
Espen Gundersen (SVP Finance) *3)*		500 000		60 000
Terje Hanserud (CTO) *3)*	44 868	500 000		50 000
Harald Henriksen (CTO) *3)*		700 000		56 000
Svanaug Bergland (SVP HR Development) *3)*		424 239		32 500
Fredrik Witte (Vice President Investor Relations)	100			40 000
Trond Johannessen (President Market Development)	2 000	500 000		50 000

Loan to employees as of 31 December, amounts to NOK 8.4 million for the parent company and NOK 9.2 million for the group.

1) Shareholding
The column shareholding shows number of shares owned by the Board members, officers and companies controlled by them and their families.

2) Remuneration CEO
The CEO has received a fixed salary of 2,762,336 and a variable salary of NOK 417,000. He has in addition received fringe benefits of NOK 52,016. The CEO participates in the ordinary pension plan for employees in Norway (retirement age 67 years and 65 percent of base salary in pension, given 30 years within the plan). This year's pension premium is NOK 538,456. The CEO has resigned from his position in 2005, and will get one year fixed salary from the day of resignation. He will also be a member of the groups pension- and insurance agreements during this period. The CEO has been granted 200,000 options with a strike of 33.10. The options has to be exercised within February 2006.

3) Remuneration of group management
Total compensation to group mangement exclusive the CEO was in 2004 NOK 12.2 million. The group management has a variable salary which gives each manager the right to between 31 percent and 52 percent of fixed salary, given that goals mentioned is fulfilled.

4) Loans to management
The loans are secured by mortgage in real estate and are installment and interest free.

5) Board member fee
The Board member fees regards the year 2003, paid in 2004, and includes compensation for committe participation.

6) Options and other compensations to management
Group Management and key personnel-vested options as of year-end 2004.

Options

TOMRA has a running share bonus program for all employees in fully owned TOMRA companies. Under the plan, all employees in entities meeting their budget are granted up to 1,200 options with a strike price equal to the market price at the beginning of each year. The options can be keept up to five years after they are granted.

The following plans are in effect at year-end 2004

Plan	Strike	Vested	Exercised	Remaining
2000-2005	68.00	529 643	297 054	232 589
2001-2006	171.00	210 000	-	210 000
2002-2007	86.00	1 310 000	-	1 310 000
2003-2008	45.10	900 000	-	900 000
2004-2009	40.10	550 000	-	550 000

The general annual meeting in 2004 has in addition given authority to the share bonus program for 2005-2010. This plan will have a strike of 33.30, which was the market price at the beginning of 2005.

TOMRA have also a share bonus program for management tied to specific performance targets (variable plans). The strike is set based upon the average closing price at Oslo Stock Exchange the three following days after the options have been granted. The options can be kept up to two years after they are granted. The share bonus program includes about 110 managers and key personell in the group, with an average of about 20,000 share options per manager each year.

The following plan is in effect at year-end 2004

Plan	Strike	Vested	Exercised	Remaining
2004-2006	33.10	1 890 000	-	1 890 000

In addition the general annual meeting in 2004 gave authority to the share bonus program for 2005-2007. This plan includes 2,400,000 options and will have a strike of 27.73 which was the average closing price at Oslo Stock Exchange from 16th to 18th of February 2005.

Audtors' fees

NOK 0.5 million has been paid out in auditors' fees to KPMG AS for auditing Tomra Systems ASA. NOK 0.5 million has been paid for consulting services regarding the purchase of Titech Visionsort AS and Orwak Group AB. Total auditors' fees to KPMG for the Group amounted to NOK 3.7 million, and NOK 1.5 million for consulting services.

9. Taxes

Parent company 2004	Parent company 2003	Parent company 2002	Figures in NOK milion	Group 2004	Group 2003	Group 2002
			TAX BASIS			
96.1	231.2	42.1	Profit before taxes			
(100.0)	(200.0)	-	Dividend from subsidiaries			
10.6	2.2	1.0	Permanent differences			
(6.7)	44.5	184.5	Change in temporary differences			
-	**77.9**	**227.6**	**Basis for taxes payable**			
			TAXES			
-	21.8	63.8	Taxes payable	28.4	88.7	133.2
0.3	(0.6)	-	Overaccrued tax last year	-	(0.6)	-
1.8	(4.5)	(51.7)	Net change in deferred taxes	38.1	9.4	(7.2)
2.1	**16.7**	**12.1**	**Tax expense**	**66.5**	**97.5**	**126.0**
			Change in deferred taxes exceptional items	20.5	(10.3)	-
			Tax expenses exceptional items	**20.5**	**(10.3)**	**-**
			Tax rate	33.8 %	34.2 %	31.0 %

Deferred tax represents the net change in deferred tax assets and liabilities through changes in timing differences and loss carried forward. Deferred tax assets and liabilities are presented net of their respective tax effect using tax rate of the applicable jurisdiction applied to amounts which represent future tax deductions or taxes payable and consist of the following as of 31 December.

Parent company 2004	Parent company 2003	Figures in NOK million	Group 2004	Group 2003
		DEFERRED TAX ASSETS		
0.3	4.2	Current assets	20.2	12.0
(1.2)	(2.2)	Fixed assets	(22.1)	(24.6)
14.5	13.8	Current liabilities	16.5	19.1
(8.2)	(4.5)	Pension reserves	(8.2)	-
4.1	-	Loss carried forward	78.0	115.7
9.5	**11.3**	**Total tax advantage**	**84.4**	**122.2**
		DEFERRED TAX LIABILITIES		
		Current assets	3.2	(1.4)
		Fixed assets	15.4	9.6
		Current liabilities	1.2	(2.6)
		Pension reserves	-	4.5
		Total deferred tax liabilities	**19.8**	**10.1**

Negative and positive timing differences, which reverse or may reverse in the same period, are set off. Deferred taxes are calculated on the basis of timing differences and losses carried forward which are set off. Timing differences between different subsidiaries have not been set off. During the period that these differences reverse, the companies will have a taxable net income that is sufficient to realize the deferred tax allowance. All loss carried forward is due after 2009.

10. Other current liabilities

Parent company 2004	Parent company 2003	Figures in NOK million	Group 2004	Group 2003
16.4	14.9	Tax deductions, sosial security tax, holiday pay	97.6	91.4
-	-	Advances from customers	57.5	31.9
68.3	69.6	Non interest-bearing debt	128.1	150.4
321.3	53.5	Accrued dividend	321.3	56.0
406.0	**138.0**	**Total current liabilities**	**604.5**	**329.7**

7. Receivables

PARENT COMPANY 2004	PARENT COMPANY 2003	Figures in NOK million	GROUP 2004	GROUP 2003
-	-	Accounts receivables, gross	428.4	479.2
444.5	847.2	Intra group short-term receivables	-	-
27.6	5.6	Other short-term receivables, gross	128.6	108.2
-	-	Provision for bad debt	(15.4)	(11.9)
472.1	**852.8**	**Total receivables**	**541.6**	**575.5**

Total bad debt written off in 2004 amounted to NOK 2.4 million for the Group. Bad debt written off is reported as other operating expenses. Receivables with due dates more than one year after the balance day, are reported as fixed assets.

8. Fixed assets

Figures in NOK million	Buildings & Land	Machinery & Fixtures	Vehicles	TOTAL	Intangibles *4)*	Leasing Equipment
GROUP *1)*						
Historical cost 1 January 2004	220.3	503.2	76.7	800.2	577.0	478.9
Additions this year	34.0	52.4	10.9	97.3	209.7	62.8
Disposals this year	27.5	126.5	6.2	160.2	7.5	100.1
Accumulated depreciation/write-down *3)*	34.6	257.1	49.0	340.7	239.7	281.4
Book value 31 December 2004 *2)*	**192.2**	**172.0**	**32.4**	**396.6**	**539.5**	**160.2**
Ordinary depreciation this year	**5.5**	**55.9**	**11.3**	**72.7**	**38.1**	**55.1**
Depreciation rates *5)*	2-4%	10-33%	15-33%		5-20%	14%
Economic life, until	50 yrs	10 yrs	7 yrs		20 yrs	8 yrs
PARENT COMPANY						
Historical cost 1 January 2004	-	84.9	1.3	86.2		
Additions this year	-	4.7	-	4.7		
Disposals this year	-	4.6	-	4.6		
Accumulated depreciation *3)*	-	67.0	0.5	67.5		
Book value 31 December 2004 *2)*	**-**	**18.0**	**0.8**	**18.8**		
Ordinary depreciation this year	**-**	**8.6**	**0.3**	**8.9**		
Depreciation rates *5)*		15-25%	20%			
Economic life, until		7 yrs	5 yrs			

1) Exchange rates as of 31 December 2004 are used in calculating fixed assets of foreign subsidiaries.

2) Including land of NOK 39.6 million

3) Total accumulated depreciation as of 31 December 2003 was NOK 1,130.2 million for the group and NOK 63.6 million for the parent company. Accumulated write-down per 31 December 2004 was on intangible assets NOK 142.7 million.

4) Booked value of intangible assets per 31 December 2004 consists of goodwill amounted to NOK 528.4 million and other intangible assets of NOK 11.1 million. Goodwill is depreciated over a maximum of 20 years, which is estimated to be the economic life.

5) All depreciation plans are linear.

The Group has in 2004 used NOK 174 million on research, development and other future-oriented projects. The amount is expensed.

Tomra Systems ASA rents its offices in Asker for an annual lease of NOK 10 million with a fixed annual adjustment of 1.9 percent. The lease period is another four years, with the right to renew for additional ten years. TOMRA previously owned the property, and the company has the right to purchase the property back at the end of the initial lease period. The lease contract is not booked in the balance, as it is not seen, according to Norwegian GAAP, as financial leasing.

The companies within the TOMRA group had 7,799 reverse vending machines leased to customers by the end of 2004. The table shows the minimum leasing income from today's lease portfolio. In addition to this income, TOMRA will receive income from materials handling, service contracts etc.

Minimum lease income from the lease portfolio	**2005**	**2006**	**2007**	**2008**	**2009 +**
Figures in NOK million	42.1	33.8	20.5	7.9	1.6

4. Financial Items

PARENT COMPANY 2004	2003	2002	Figures in NOK million	GROUP 2004	2003	2002
-	-	-	**Profit from affiliated companies**	**1.1**	**1.0**	**2.4**
100.0	**200.0**	-	**Dividend from subsidiaries**	-	-	-
39.0	-	-	**Group contributions from subsidiaries**	-	-	-
46.9	70.0	87.3	Interest income *1)*	31.6	69.0	64.1
4.5	-	39.6	Foreign exchange gain	4.5	-	39.6
51.4	**70.0**	**126.9**	**Total financial income**	**36.1**	**69.0**	**103.7**
5.2	6.4	3.8	Interest expenses *1)*	3.1	4.0	6.0
-	17.0	-	Foreign exchange loss	-	17.0	-
2.1	4.0	43.5	Other financial expenses	9.9	6.0	23.4
7.3	**27.4**	**47.3**	**Total financial expenses**	**13.0**	**27.0**	**29.4**
183.1	**242.6**	**79.6**	**Net financial income and expenses**	**24.2**	**43.0**	**76.7**

1) Interest income and expenses for the parent company, includes interest income and expenses from subsidiaries of respectively NOK 26.6 million and NOK 4.5 million.

5. Other Items

PARENT COMPANY 2004	2003	2001	Figures in NOK million	GROUP 2004	2003	2002
-	-	-	Loss related to Tomra Systems OY	(3.3)	(35.0)	-
-	-	-	Gain related to Wise Metals Group	54.6	-	-
-	-	-	**Total other items**	**51.3**	**(35.0)**	-

TOMRA SYSTEMS OY

Tomra decided in December 2003, to close down its production facility in Heinola, Finland. The closing took place during 1st half of 2004, and implied a loss of 38.3 MNOK, of which 35.0 MNOK were accrued as of 31 December 2003.

WISE METALS GROUP

In connection with the sale of its ownership interest in Wise Metals Group (WMG), TOMRA booked a gain of 54.6 MNOK (8 MUSD) in second quarter 2004. This ownership interest was obtained in 2001 through conversion of receivables owed by WMG. The converted receivables were fully reserved for in 2001.

6. Interest-bearing liabilities

The interest bearing share of long term liabilities accounts for NOK 7.5 million for the parent company and NOK 58.3 million for the group. The loans have been submitted with negative pledge agreements. NOK 16.6 million of the total debt is due more than five years after the balance day.

The debt has mainly floating interest rate. Annual installments on long-term loans are NOK 8.3 million.

TOMRA has divided its primary reporting format into four business segments: RVM Technology, Collection and materials handling, Recycling Technology and other activities. In addition is the corperate overheadcosts reported in a separat column. The split is based upon the risk- and returnprofil of the Groups different activities, also taking into consideration TOMRAs internal reporting structure.

RVM Technology consists of the sale, lease and servicing of RVM's to stores in Europe and North America, and data management systems, which monitor container collection volumes and related cash flow.

Collection and materials handling consists of picks-up, transports and processes of empty beverage containers on behalf of beverage producers/fillers in US East and Canada. In addition the segment includes the collection activities in California, where TOMRA owns and operates collection centers outside stores.
Recycling Technology consists currently of TiTech Visionsort, which produces optical sorting systems.

Other activities consists of Tomras activities in Brazil and other non-deposit development areas like Japan and UK. The segment includes also the activities related to the development of the Tomra Recycling Center (TRC), a fully automated low cost recycling center for non-deposit markets

Group functions consists of corporate functions at TOMRA headquarters.

Assets and liabilities are distributed out on the different reportingsegments, exept for cash, interestbearing debt, dividend accruals and taxpositions, which are beeing allocated to Group functions.

2. Cost of goods sold/Inventory

PARENT COMPANY 2004	2003	2002	Figures in NOK million	GROUP 2004	2003	2002
			COST OF GOODS SOLD			
299.9	330.0	405.8	Cost of goods sold, gross	1 225.7	1 028.7	1 179.7
-	-	-	Change in inventory	(60.7)	54.3	15.1
299.9	**330.0**	**405.8**	**Cost of goods sold, net**	**1 165.0**	**1 083.0**	**1 194.8**
			INVENTORY			
-	-		Raw materials	90.3	105.3	
-	-		Work in progress	17.7	26.5	
5.0	2.3		Finished goods	84.8	142.5	
-	-		Spare parts	136.2	130.4	
5.0	**2.3**		**Total inventory**	**329.0**	**404.7**	

3. Labour cost

PARENT COMPANY 2004	2003	2002	Figures in NOK million	GROUP 2004	2003	2002
89.2	75.4	70.0	Salary	621.4	609.2	597.1
23.0	16.7	10.0	Social security tax/pension cost	95.4	88.4	81.8
3.7	4.9	3.1	Other social expenses	24.8	19.8	24.7
115.9	**97.0**	**83.1**	**Total labor cost**	**741.6**	**717.4**	**703.6**
145	145	110	Average number of employees	1 943	2 024	2 010

Notes

1. Segment information

2003

Figures in NOK million	DEPOSIT: RVM Tech	DEPOSIT: Collection & materials handling	NON-DEPOSIT: Recycling Tech	NON-DEPOSIT: Other activities	OTHER: Group functions	TOTAL	Assets	Investment
Nordic	465	-	-	-	-	465	218	17
Central Europe	431	-	-	-	-	431	222	8
Other Europe	14	-	-	-	-	14	-	-
US East	349	536	-	-	-	885	1 163	108
US West	-	295	-	-	-	295	179	12
Rest of the world	-	-	-	373	-	373	399	6
Operating revenues	**1 259**	**831**	**-**	**373**	**-**	**2 463**		
Gross contribution	693	160	-	55	-	908		
- in %	55 %	19 %		15 %		37 %		
Operating expenses	427	126	-	97	16	666		
Operating profit	**266**	**34**	**-**	**(42)**	**(16)**	**242**		
- in %	21 %	4 %		-11 %		10 %		
Investments	94	50	-	8	-	151		
Assets	1 377	588	-	216	1 206	3 387		
Liabilities	402	75	-	20	177	674		
Depreciations	98	56	-	19	-	173		

2004

Figures in NOK million	DEPOSIT: RVM Tech	DEPOSIT: Collection & materials handling	NON-DEPOSIT: Recycling Tech	NON-DEPOSIT: Other activities	OTHER: Group functions	TOTAL	Assets	Investment
Nordic	439	-	-	-	-	439	653	249
Central Europe	438	-	41	-	-	479	143	3
Other Europe	9	-	18	-	-	27	-	-
US East	364	484	7	-	-	855	931	107
US West	-	337	-	-	-	337	132	7
Rest of the world	-	-	2	373	-	375	334	4
Operating revenues	**1 250**	**821**	**68**	**373**	**-**	**2 512**		
Gross contribution	631	184	46	49	-	910		
- in %	50 %	22 %	68 %	13 %		36 %		
Operating expenses	439	135	32	115	16	737		
Operating profit	**192**	**49**	**14**	**(66)**	**(16)**	**173**		
- in %	15 %	6 %	21 %	-18 %		7 %		
Investments	122	48	196	4	-	370		
Assets	1 163	569	242	219	1 068	3 261		
Liabilities	342	112	17	36	416	923		
Depreciations	89	52	6	19	-	166		

Tangible Fixed Assets

Fixed assets are entered in the accounts at original cost, with deductions for accumulated depreciation and write-down. If the fair value of a fixed asset is lower than book value, and the decline in value is not temporary, the fixed asset will be written down to fair value.

Based on the acquisition cost, straight-line depreciation is applied over the economic life of the fixed assets.

Shares

Shares intended for long-term ownership are recorded in the balance sheet under long-term investments. These are valued at acquisition cost, unless circumstances, which cannot be regarded as of a temporary nature, exist which necessitate a lower valuation.

Inventory Valuation

Inventories of raw materials are valued at the lower of the cost of acquisition and the actual value. Work in progress and finished products are valued at the lower of the cost to manufacture or net realizable value. Spare parts and parts held by service agents are valued at cost. A deduction is made for obsolescence when necessary.

Receivables and Liabilities in Foreign Currencies

Receivables and liabilities are booked at the exchange rate at the date of the balance sheet. Long term loan to subsidiaries in foreign currency is considered part of the net investment, and is in the parent companies accounts booked at cost in NOK.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, bank deposits, money market funds, and other short-term investments with original maturity of three months or less.

The parent company presents total bank deposits in the international cash pool, while the subsidiaries presents their share of the international cash pool as intra-group balances.

Pension Obligations

Pension obligations related to insured pension, as well as the pension premium reserve, are included in the balance sheet using the net principle. See Note 13 for further details concerning pension obligations.

Warranty Allocations

A general provision has been made for future warranty costs based on the previous year's turnover in all Group companies.

Taxes

The tax charge in the profit and loss accounts includes both taxes payable for the period and the change in deferred taxes. The change in deferred taxes reflects future taxes payable resulting from the year's activities. Deferred taxes are determined based on the accumulated result, which falls due for payment in future periods. Deferred taxes are calculated on net positive timing differences between accounting and tax balance sheet values, after setting off negative timing differences and losses carried forward under the liability method in accordance with the rules set out in the Norwegian Accounting Standard. See Note 9 "Taxes".

Earnings per Share

Earnings per share have been computed based upon the weighted average number of common shares and share equivalents outstanding during each period. Common share equivalent recognizes the potential dilutive effects of future exercises of common share warrants and employee incentive programs payable in company shares.

Cash Flow Statement

The cash flow statement is compiled using the indirect method. Cash and cash substitutes include cash, bank deposits and other short-term investments with terms not exceeding three months that immediately, and with no material exchange rate exposure, can be exchanged for cash.

CONSOLIDATION PRINCIPLES

Consolidated Companies

The consolidated accounts include the parent company Tomra Systems ASA and companies in which the parent company has a controlling influence. Subsidiaries acquired or sold during the course of the year are included in the profit and loss statement as of the date of purchase, or up to and including the date of sale.

Elimination of Shares in Subsidiaries

Shares in subsidiaries are eliminated on the basis of the past equity method. The difference between the book value of shares in subsidiaries and book value of the subsidiaries' equity at the time such shares were acquired is analyzed and posted to the balance sheet items to which the excess amounts relate. Goodwill represents the excess of the purchase price paid for acquisitions above net assets acquired and is amortized on a straight-line basis, based on expected earnings (See Note 8).

Currency Translation for Foreign Subsidiaries

The profit and loss statements for foreign subsidiaries prepared in foreign currencies are translated on the basis of average exchange rates for the year. The balance sheet is converted on the basis of the exchange rates on 31 December. Translation differences are shown as a separate item and charged directly to the Group's equity.

Minority Interests

The minority interests part of the net profit and equity, is classified as separate items in the profit and loss statement and balance sheet.

Changed Ownership in Subsidiaries

By successive acquisitions in subsidiaries, fair value of assets and liabilities are established the first time consolidation take place. Fair value of assets and liabilities are not adjusted on subsequent acquisitions, with the exception of goodwill, which is analyzed at the time of each purchase.

At the time of a decrease of ownership in subsidiaries, the minority's costprice and excess value are analyzed and amortized based on the expected earnings as a correction to the minority's part of the year's net profit.

Internal Transactions/Intracompany Items

All purchases and sales between Group companies, intra Group expenses, as well as receivables and liabilities have been eliminated in the consolidated statements.

Affiliated Companies

Affiliated companies, in which TOMRA has an ownership interest of 20-50% and significant influence over operation and financial decisions, are included in the consolidated accounts based on the equity method. The Group's share of the profit before taxes from affiliated companies, adjusted for depreciation of goodwill, is reported under financial items in the profit and loss statement.

VALUATION AND CLASSIFICATION PRINCIPLES

Revenue Recognition

Revenue on product sales and sales-type leases of the company's products is generally recognized at the time of installation. Revenue on service contracts and operating leases of the company's products is recognized over the terms of the related agreements. Other service revenue is recognized when services are provided.

Cost Recognition

Costs are expensed in the same period as the income to which they relate is recognized. Costs that can not be directly related to income are expensed as incurred.

Start-up and Development Costs

Start-up and research and development costs are expensed as they are incurred.

Intangibles

Intangibles consist of goodwill, entitlement to trademarks and non-competition agreements. The amortization rates for goodwill are based on the expected future earnings of the companies acquired at the date of acquisition and are re-evaluated periodically. Other intangibles are amortized over the term of the contract. Impairment-testing is performed at year end where there were indications of impairment, and no write-down was found necessary.

CONSOLIDATION AND ACCOUNTING PRINCIPLES

GENERAL

Business Concept and Customers

TOMRA designs and operates cost-effective systems for recovering packaging for reuse and recycling.
Added value is created for each customer through excellence in service and innovation.

TOMRA's customers, retailers and beverage producers, are located in Europe, North- and South America.

Basic Principles

The financial statements, which have been presented in compliance with the Norwegian Companies Act, the Norwegian Accounting Act and Norwegian generally accepted accounting principles, consist of the profit and loss statement, balance sheet, cash flow statement and notes to the accounts.

The financial statements have been prepared based on the fundamental principles governing historical cost accounting, comparability, continued operations and congruence. Transactions are recorded at their value at the time of the transaction. Income is recognized at the time of delivery of goods or services sold. Costs are expensed in the same period as the income to which they relate is recognized.

Estimates and assumptions that may affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the period, are prepared by management based upon their best knowledge at reporting date. Actual results may differ from those estimates.

Reporting Structure

Revenues from the companies in the TOMRA Group is reported as follows:

TOMRA SYSTEMS ASA

BU EUROPE	BU NORTH AMERICA
Tomra Europe AS (N)	**Tomra North America Inc.(CT)**
Tomra Butikksystemer AS (N)	**Tomra Systems Inc. (CAN)**
Tomra Systems AB (S)	**Tomra Metro LLC (CT, NY)**
OY Tomra AB (FIN)	**Mobile Redemp. Inc. (CT,MA)**
Tomra System AS (DK)	**BICS LLC (72%) (NY)**
Tomra Systems BV (NL)	**TNYR LLC (70%) (NY)**
Tomra Systems GmbH (D)	**Upstate Tomra LLC (55%)**
Tomra Leergutsysteme GmbH (A)	**Tomra Mass. (55%) (MA)**
Tomra Systems SA (F)	**Halton System Inc. (ME)**
Tomra AG (SWI) (50.5 %)	**Les Systems Inc. (CAN)**
Tomra Systems NV (BEL)	**Camco Recycling Inc. (83.5 %) (CAN)**
B-burken AB (S)	**Tomra Pacific Inc. (CA)**
Halton System GmbH (D)	**UBCR (51%) (MI)**

BU SOUTH AMERICA	PRODUCTION UNITS
Tomra South America SA (BRA)	**Tomra Production AS (N)**
Tomra Latasa Reciclagem SA (BRA)	**Tomra Systems OY (FIN)**
Tomra Brazil SA (BRA)	

OTHER

Tomra Japan Asia Pacific KK (JAP)
Titech Visionsort AS (N)
Titech Visionsort GmbH (D)
Titech Visionsort Espana (E)

Cash flow analysis

TOMRA SYSTEMS ASA				GROUP		
2004	**2003**	**2002**	**Figures in NOK million**	**2004**	**2003**	**2002**
			CASHFLOW FROM OPERATING ACTIVITIES			
96.1	231.2	42.1	Ordinary profit before taxes	197.1	284.8	406.4
(22.0)	(62.4)	(72.6)	Taxes paid	(93.2)	(134.3)	(154.0)
-	-	-	(Gain)/losses from sales of fixed assets	(0.8)	-	(0.8)
3.9	8.7	8.2	Ordinary depreciation	165.9	172.8	192.9
-	-	28.5	Write-down fixed assets	-	8.4	-
(2.7)	0.5	(0.2)	Net change in inventory	69.1	(83.2)	(52.2)
(22.0)	(0.3)	14.7	Net change in receivables	67.4	(120.8)	26.9
3.1	3.0	(6.1)	Net change in payables	2.3	0.4	(21.1)
(15.7)	3.2	3.2	Difference between booked costs on pension funds and actual cash payments to these funds	(16.4)	3.2	3.2
-	-	-	Effect of changes in exchange rates	(30.7)	(10.0)	36.8
-	-	-	Profit before taxes from affiliated companies	(1.1)	(1.0)	(2.4)
-	-	-	Dividends from affilliated companies	1.1	-	-
(4.5)	41.3	0.8	Changes in other balance sheet items	20.3	96.7	65.2
40.2	**225.2**	**18.6**	**Net cashflow from operating activities**	**381.0**	**217.0**	**500.9**
			CASHFLOW FROM INVESTING ACTIVITIES			
-	-	-	Proceeds from sales of fixed assets	28.5	25.9	3.2
(4.7)	(7.0)	(11.8)	Investments in fixed assets 1)	(424.5)	(150.8)	(158.1)
-	-	-	Proceeds from sales of shares	(0.1)	0.8	(0.5)
(216.1)	(6.0)	-	Investments in shares	-	1.0	0.3
(220.8)	**(13.0)**	**(11.8)**	**Net cashflow from investing activities**	**(396.1)**	**(123.1)**	**(155.1)**
			CASHFLOW FROM FINANCING ACTIVITIES			
84.9	(8.9)	315.9	Payments from loan from subsidiaries		-	-
(5.0)	(5.0)	(5.0)	Repayments of long-term debt	(8.2)	28.7	4.9
-	-	-	Payments of loans	(12.8)	-	-
-	-	-	Net change of bank overdraft	(1.0)	(11.1)	(3.2)
-	-	14.2	New equity, share issues		-	14.2
(53.5)	(44.6)	(35.7)	Dividend paid	(53.5)	(44.6)	(35.7)
26.4	**(58.5)**	**289.4**	**Net cashflow from financing activities**	**(75.5)**	**(27.0)**	**(19.8)**
-	-	-	Exchange rate effect on cash	(9.8)	(0.8)	(6.3)
(154.2)	153.7	296.2	Net change in cash/cash equivalents	(100.4)	66.1	319.7
881.0	727.3	431.1	Cash and cash equivalents 1 January	1 083.4	1 017.3	697.6
726.8	881.0	727.3	Cash and cash equivalents 31 December 2)	983.0	1 083.4	1 017.3

1) "Investments in fixed assets" includes the opening balance of subsidiaries purchased and consolidated for the first time in the fiscal year.

2) Includes restricted bank deposits totaling NOK 4.2 millioner for the Parent company and NOK 7.6 million for the Group.

Balance sheet as of 12/31

TOMRA SYSTEMS ASA				GROUP	
2004	**2003**	**Figures in NOK million**	**Notes**	**2004**	**2003**
		ASSETS			
		FIXED ASSETS			
9.5	11.3	Deferred tax assets	9	84.4	122.2
	-	Goodwill	8,17	539.5	379.8
9.5	**11.3**	**Total intangible fixed assets**		**623.9**	**502.0**
18.8	22.6	Real property, fixed assets	8	396.6	414.2
	-	Leasing equipment	8	160.2	172.7
18.8	**22.6**	**Total tangible fixed assets**		**556.8**	**586.9**
1 757.5	1 541.4	Investments in subsidiaries	12,17	-	-
374.3	35.0	Intra Group loans	12	-	-
	-	Investments in affiliated companies	12	38.8	42.9
	-	Investments in shares		3.5	3.5
37.0	16.0	Pension funds	13	34.6	16.0
	-	Long-term receivables		149.7	171.8
2 168.8	**1 592.4**	**Total financial fixed assets**		**226.6**	**234.2**
2 197.1	**1 626.3**	**Total fixed assets**		**1 407.3**	**1 323.1**
		CURRENT ASSETS			
5.0	**2.3**	**Inventory**	2	**329.0**	**404.7**
	-	Accounts receivables		413.0	467.3
444.5	847.2	Intra Group receivables		-	-
27.6	5.6	Other short-term receivables		128.6	108.2
472.1	**852.8**	**Total receivables**	7	**541.6**	**575.5**
726.8	**881.0**	**Bank deposits, cash etc.**		**983.0**	**1 083.4**
1 203.9	**1 736.1**	**Total current assets**		**1 853.6**	**2 063.6**
3 401.0	**3 362.4**	**Total assets**		**3 260.9**	**3 386.7**
		LIABILITIES AND EQUITY			
		EQUITY			
178.5	178.5	Share capital		178.5	178.5
1 418.3	1 418.3	Share premium reserve		1 418.3	1 418.3
1 596.8	**1 596.8**	**Paid-in capital**		**1 596.8**	**1 596.8**
1 163.2	1 390.5	Retained earnings		673.0	996.5
1 163.2	**1 390.5**	**Total retained earnings**		**673.0**	**996.5**
	-	Minority interest		68.0	119.2
2 760.0	**2 987.3**	**Total equity**	16	**2 337.8**	**2 712.5**
		LONG TERM LIABILITIES			
	-	Deferred tax liabilities	9	19.8	10.1
7.5	12.5	Other long term Liabilities	6	109.3	105.1
7.5	**12.5**	**Total long-term liabilities**		**129.1**	**115.2**
		CURRENT LIABILITIES			
	-	Liabilities to financial institutions	6	3.2	4.1
10.9	7.8	Accounts payable		172.5	174.3
216.6	195.0	Intra Group short-term debt		-	-
	21.8	Taxes payable	9	13.8	50.9
406.0	138.0	Other current liabilities	10	604.5	329.7
633.5	**362.6**	**Total current liabilities**		**794.0**	**559.0**
641.0	**375.1**	**Total liabilities**		**923.1**	**674.2**
3 401.0	**3 362.4**	**Total liabilities and equity**		**3 260.9**	**3 386.7**
131.0	64.3	Warranty liabilities		131.0	64.3

Profit and Loss Statement

TOMRA SYSTEMS ASA					GROUP		
2004	**2003**	**2002**	**Figures in NOK million**	**Notes**	**2004**	**2003**	**2002**
388.9	**448.5**	**492.1**	**Operating revenues**	1	**2 512.2**	**2 462.8**	**2 673.9**
			OPERATING EXPENSES				
299.9	330.0	405.8	Cost of goods sold	2	1 165.0	1 083.0	1 194.8
115.9	97.0	83.1	Labor cost and social expenses	3,13	741.6	717.4	703.6
8.9	8.7	8.2	Ordinary depreciation	8	165.9	172.8	192.9
51.2	24.1	32.5	Other operating expenses	7,8	266.8	247.8	252.9
475.9	**459.8**	**529.6**	**Total operating expenses**		**2 339.3**	**2 221.0**	**2 344.2**
(87.0)	**(11.3)**	**(37.5)**	**Operating profit**		**172.9**	**241.8**	**329.7**
			FINANCIAL ITEMS				
-	-	-	Profit from affiliated companies	12	1.1	1.0	2.4
139.0	200.0	-	Dividend from subsidiaries		-	-	-
51.4	70.0	126.9	Financial income		36.1	69.0	103.7
7.3	27.4	47.3	Financial expenses		13.0	27.0	29.4
183.1	**242.6**	**79.6**	**Net financial items**	4	**24.2**	**43.0**	**76.7**
96.1	**231.3**	**42.1**	**Ordinary profit before taxes**		**197.1**	**284.8**	**406.4**
-	-	-	Other items	5	51.3	(35.0)	-
2.1	16.7	12.1	Taxes ordinary profit	9	66.5	97.5	126.0
-	-	-	Taxes exceptional items	9	20.5	(10.3)	-
94.0	**214.6**	**30.0**	**Net profit**		**161.4**	**162.6**	**280.4**
			Minority interest		(15.4)	(17.9)	(23.8)
			ALLOCATED AS FOLLOWS				
321.3	53.5	44.6	Dividends				
(227.3)	161.1	(14.6)	Other equity				
94.0	**214.6**	**30.0**	**Total allocated**				
			Earnings per share	16	0.82	0.81	1.44
			Earnings per share, ex. other items	16	0.64	0.95	1.44
			Earnings per share, fully diluted	16	0.82	0.81	1.44

ASKER, 15 FEBRUARY 2005

JAN CHR. OPSAHL
CHAIRMAN

RUNE BJERKE

SVEIN S. JACOBSEN

KLAUS NÆRØ

JØRGEN RANDERS

SOLVEIG STEINMO

HANNE DE MORA

ERIK THORSEN
PRESIDENT & CEO

positive over the past several years. TOMRA Systems ASA is certified to ISO9001 to ensure continuous improvement in quality performance.

Being a value-driven organization, TOMRA carries out an internal survey among all employees each year providing feedback on whether the individual organizational units practice the company core values. The results are used to further enhance the company's organizational development strategy. TOMRA also applies an integrated management system, which incorporates goal- and result-orientation throughout the entire organization.

TOMRA facilitates equal opportunity for professional and personal development for all employees. Employment at TOMRA is based on qualifications, merits, abilities and potential. TOMRA does not discriminate in employment opportunities or practices on the basis of race, color, religion, sex, national origin, age, disability, sexual orientation or any other attribute.

17 percent of all employees, and 16 percent of all managers were female at the end of 2004, down from respectively 20 percent and 18 percent in 2003. Furthermore, one out of seven members of TOMRA's Group Management, and two out of seven members of TOMRA's Board of Directors, were women. Employees' representing an ethnic minority in the country of employment was up from 27 percent in 2003 to 28 percent in 2004.

TOMRA's Mission and Business Concept sets the ambition for TOMRA's environmental engagement and responsibility. Tomra Systems ASA is certified to the ISO14001 environmental management standard, and has made its environmental goals public since 1998.

TOMRA's negative impact on the environment is derived from the usage of energy in buildings, industrial processes and the vehicle fleet; the generation of waste; greenhouse gas emissions from TOMRA's use of fossil-fuel based energy; and from consumption and release of water. TOMRA's positive impact on the environment rests primarily with the energy and materials savings resulting from the recycling of used beverage containers. Quantified details on the magnitude of TOMRA's negative and positive environmental impacts are presented in the Management Report. TOMRA's Corporate Responsibility policy and environmental program is available in full at www.tomra.com.

Some time ago, CEO Erik Thorsen informed the Chairman of the Board of Tomra Systems ASA that he was considering resigning as chief executive officer. In February 2005, TOMRA entered into an agreement with Erik Thorsen that he will leave the company in April 2005. After almost 19 years in TOMRA, of which the last 9 years as CEO, Erik Thorsen has decided that the time was right to seek new challenges. TOMRA's revenue during Erik Thorsen's tenure has increased by 30 times, and the profitability margin in the period has been between 7% and 18%. The Board thanks Mr. Thorsen for his enormous contribution to TOMRA over the years.

FINANCIAL RISK

The responsibility of financing, cash management and financial risk management for the TOMRA group is centralized and handled by the finance department in Tomra Systems ASA. TOMRA's surplus cash is placed mainly in Norwegian krone with duration of less than six months. TOMRA is exposed to currency fluctuations. With 97 percent of its income in foreign currencies, a strengthening of the Norwegian krone will lead to reduced earnings for the Group, measured in Norwegian krone. Under its finance strategy, TOMRA may hedge its expected twelve month cash flows.

SHAREHOLDERS AND CAPITAL

The number of shareholders increased in 2004 to 17,611 at the end of the year, up from 13,649 at the beginning of the year. The TOMRA share price was NOK 33.30 at the end of 2004, down 17 percent from NOK 40.10 at the beginning of the year. The portion of shares held outside Norway was 48 percent at the beginning of the year and 33 percent as of 31 December 2004. The liquidity in the share improved to 604 million shares traded in 2004, compared to 455 million the previous year. The total number of shares at the end of the year equaled 178.5 million with face value of NOK 1.

ASKER, 15 FEBRUARY 2005

JAN CHR. OPSAHL
CHAIRMAN

RUNE BJERKE

SVEIN S. JACOBSEN

KLAUS NÆRØ

JØRGEN RANDERS

SOLVEIG STEINMO

HANNE DE MORA

ERIK THORSEN
PRESIDENT & CEO

In February 2005, TOMRA expects to formally agree on the acquisition of Orwak Group. The acquisition price is based on an enterprise value of SEK 175 million and a conditional payment of up to SEK 20 million based on 2005 and 2006 targeted earnings. Orwak Group develops, manufactures and sells compactor solutions to the retail industry, as well as large industrial compaction solutions to material recovery facilities and other industries. Orwak Group allows its customers to reduce storage needs for empty packaging and significantly reduce transportation costs through extreme volume reduction. With over 50,000 units installed worldwide, the Orwak Group is considered a leader within the small and large compactor markets. Orwak Group generated revenue of approximately NOK 265 million in 2004. In 2005, the company aims to consolidate its position in established markets and develop a platform for further growth in new markets. TOMRA sees considerable market and technology synergies between TOMRA, Orwak Group and TiTech. TOMRA will consolidate Orwak Group as of 1 January 2005.

Other Non-Deposit Activities

TOMRA's businesses in Brazil, Japan and the UK generated revenue of NOK 373 million, of which 99 percent were generated in Brazil. Revenue was flat versus 2003. Operating loss equaled NOK 66 million versus a loss of NOK 42 million in 2003, due to increased costs related to the development of the Tomra Recycling Center (TRC) concept and other business development activities.

Collection & Processing in Brazil

TOMRA's primary activities in Brazil are collection and recycling of used aluminum packaging. Consumption of beverages sold in aluminum cans improved in 2004, which positively affected TOMRA's operations. Revenues were up one percent to NOK 370 million. TOMRA's profitability in Brazil improved in 2004 versus 2003 due to a cost reduction program and a better utilization of processing capacity. In 2005, TOMRA's main priority in Brazil is to continue to streamline operations and further improve profitability.

Development Activities

TOMRA has invested approximately NOK 60 million in the past four years in an R&D project dedicated solely to the development of a new technological platform for collection in non-deposit markets. The key objective has been to create a fully automated, low cost recycling center concept (TRC) that could be installed in an outdoor, unattended environment. The TRC includes completely new and patented systems for material reception, recognition, sorting and compaction.

Testing of the new center concept was initiated in the UK in November 2004 together with TESCO. TESCO is one of the world's leading retailers with over GBP 30 billion in revenue and more than 2,300 stores worldwide. An expanded test, with an additional five centers, is scheduled to run through 2005. Full-roll-out of the TRC is targeted for 2006, if the pilot is positive.

Significant work and investments remain before an industrialization phase of the TRC can occur. In 2005, the required investment level is expected to be between NOK 40 to 50 million dependent upon the project scope. Similar investments in 2003 and 2004 were NOK 15 million and NOK 32 million, respectively.

TOMRA remains confident in its ability to position its recycling center concept in non-deposit markets where current systems are unable to fulfill recycling levels and meet certain minimum system cost levels. TOMRA will also seek to use the new technologies and concepts in the TRC project in deposit markets.

In Japan, TOMRA has extended the testing of an outdoor recycling center in the Tokyo/Yokohama area, based on RVM technology. The pilot is being run together with Sumitomo Corporation, which is a leading Japanese industrial conglomerate with over USD 16 billion in annual revenue. The pilot is scheduled to run through the first quarter 2005. A successful conclusion to this test could lead to a partnership with Sumitomo whereby the aim is to establish a base for further expansion in Japan.

CORPORATE GOVERNANCE

Corporate governance in TOMRA is defined to include those processes and control features, which have been established to protect the interests of TOMRA's shareholders and other stakeholders. TOMRA's Corporate Governance Policy, Core Values and Leadership Principles are aligned to ensure sustainable development of TOMRA. The company's Corporate Governance Policy outlines the role of the Board and its various committees, the criteria for independence of directors, the guidelines for the compensation of the Board, as well as other pertinent items relevant to corporate governance. TOMRA's complete Corporate Governance Policy is included in the management report under "Shares & Shareholders", and may be accessed at the company's home page at www.tomra.com.

A comprehensive Code of Conduct, applicable to all leaders and employees, is being established. The code covers relevant ethical issues, such as guidelines for conflict of interest, hiring of relatives, business gifts, security standards, buying and selling of TOMRA shares and other pertinent issues.

ORGANIZATION, HEALTH, ENVIRONMENT AND SAFETY

The total number of employees in the TOMRA Group at the end of 2004 was 1,972, including the employees of TiTech Visionsort AS, which was acquired by TOMRA in July 2004. The total number of employees at the end of 2003 was 1,976. The number of employees working in Norway was down from 253 at the end of 2003 to 240 at the end of 2004. The sickness absence rate for Tomra Systems ASA was 4.4 percent in 2004 and 3.6 percent in 2003. In the TOMRA group, the number of work related injuries requiring medical attention beyond first aid was reduced from 253 in 2003 to 187 in 2004.

TOMRA measures the satisfaction of internal and external customers through regular surveys. The survey results have been

Commission's arguments. TOMRA also presented its arguments in an oral hearing. A final decision in the case is expected in 2005. If necessary, TOMRA is entitled to appeal the final decision of the Commission to the European Court of Justice.

North America

Revenues from RVM Technology in North America equaled NOK 364 million, up four percent from 2003. Among the highlights in 2004 include a contract with a New York-based retailer for the installation of T-83 HCp machines worth USD 6.5 million. Installation of the machines commenced during the fourth quarter of 2004 and will continue in 2005. TOMRA expects strong placement activity of T-83 HCp machines in New York, Connecticut and Massachusetts in 2005.

Technology for Reverse Vending Systems

TOMRA's R&D activities are geared to further strengthen its technological leadership for RVM solutions in deposit markets. In order to cover the needs for the whole spectrum of food stores, TOMRA invested considerable R&D resources in 2004. At the Euroshop Exhibition in Germany in February 2005 TOMRA will present new products for the small outlet and for the high-end supermarket segments. With these new machines in the portfolio, TOMRA will further strengthen its competitive position.

New sorting and backroom systems were also developed for high volume stores in 2004. These systems handle both refillable and non-refillable containers. Towards the end of 2004, TOMRA allocated resources to the development of system components for German customers in anticipation of an implementation of a national deposit system.

TOMRA closed its R&D and production facility in Finland in the beginning of 2004. This led to NOK 25 million in cost savings in 2004. The entire assembly of machines now takes place at TOMRA's production facility in Norway, which was expanded in 2004. Changes in the central technology organization were also completed in 2004.

TOMRA completed a standardization program of its product portfolio in 2004. This entailed the discontinuation of several products, while new and existing products were consolidated onto common technology platforms. This will generate additional product cost savings and sourcing opportunities going forward.

Collection & Materials Handling

TOMRA picks up, transports and processes empty beverage containers on behalf of beverage producers/fillers in US East and Canada. In California, TOMRA also owns and operates collection centers outside stores. This business collectively generated revenue of NOK 821 million, a decline of one percent from 2003. The gross contribution and operating profit improved to NOK 184 million (NOK 160 million in 2003) and NOK 49 million (NOK 34 million in 2003), respectively.

Collection operations in California were positively impacted by additional collection volumes stemming from new legislation, which mandated an increase in the deposit as of 1 January 2004. Revenue increased by fourteen percent to NOK 337 million or, when measured in USD, by twenty percent. The increase in volumes, combined with continuous reductions in operating costs and higher material prices, helped TOMRA to achieve its goal of ten percent operating margin in California in 2004. TOMRA anticipates continued growth opportunities in California in 2005.

Within materials handling in US East and Canada operations improved due to the implementation of several profit improvement initiatives that included a mix of new business, outsourcing and other process improvements. TOMRA will continue to strengthen its operating effectiveness through further profit improvement initiatives in 2005.

NON-DEPOSIT ACTIVITIES

In order to further develop growth opportunities in non-deposit markets, TOMRA seeks to position itself in two ways:

First, TOMRA seeks to offer stakeholders the opportunity to create savings through technology applications in today's recycling value chain. Many countries have invested in collection solutions, such as bottle banks and curbside programs, which they hope will form the basis of future recycling systems in non-deposit markets. Under this scenario, the application of recycling technology equipment in separation, transportation and volume reduction can contribute to significant cost savings. TOMRA's overall goal in this segment is to become a world-leading provider of recycling technology equipment. This will mainly be achieved through acquisitions and development of leading companies within different recycling technology niches.

TOMRA's second strategy in non-deposit markets is to trigger a paradigm shift in the recycling of rigid containers, by creating an alternative to existing collection solutions, such as bottle banks and curbside programs. This will be achieved through automated, out-door collection and processing centers referred to as Tomra Recycling Centers. Such centers would recognize, sort and compact material at the point of collection, to maximize material value and minimize transportation costs. TOMRA continues to invest substantial resources in the development of such solutions.

Recycling Technology

Through the acquisitions of TiTech Visionsort AS in 2004 and Orwak Group AB in early 2005, Recycling Technology represents a new business for TOMRA. Revenue and operating profit within the Recycling Technology segment in 2004 equaled NOK 68 million and NOK 14 million, respectively.

TiTech was acquired in mid-2004 based on an enterprise value of NOK 235 million. TiTech is the global market leader of optical sorting systems. The company's solutions allow large material recovery facilities to sort large packaging volumes at a lower cost than traditional, labor-intensive solutions. TiTech has installed approximately 700 systems worldwide and currently has activities in Germany, Spain, the United Kingdom, Italy, Japan and the United States. The company is well positioned for further growth and expansion. TOMRA consolidated TiTech as of 1 July 2004.

Non-deposit markets

Approximately 85 percent of all beverage containers in the world are sold in non-deposit markets, where TOMRA traditionally has not been operating. The local authorities have historically set recycling targets rather low, and recycling programs in non-deposit markets have often been able to reach existing goals by applying traditional and non-incentive based collection systems, such as curbside and "bottle-bank" programs. In many parts of the world, however, most used beverage containers still end in landfills.

The international community is increasingly seeking to limit landfills area, to solve littering issues and to preserve the value of certain material fractions. Local government is increasingly setting targets for recycling of packaging waste, including used beverage containers, also in non-deposit markets. Numerous initiatives have been taken to find sustainable solutions for packaging reuse and recycling, and the revised EU Packaging and Packaging Waste Directive illustrates this trend.

Common to most existing systems are low consumer participation and high operating costs. But significant cost savings in these systems can be achieved through application of technology. TOMRA has acquired two companies which deliver sorting and compaction technology to stakeholders involved in the sorting, transportation and processing of packaging materials. TOMRA will evaluate additional acquisition opportunities with the goal of becoming a leading provider of recycling technology equipment.

Furthermore, TOMRA believes that consumer participation can be substantially increased, and costs significantly reduced, by applying experiences from deposit markets–without necessarily implementing deposit systems. Opportunities lie in offering consumers an attractive, convenient, clean and well-branded road to recycling. By using TOMRA technology for receiving, identifying, sorting and compacting the material, experience indicates that more ambitious recycling targets can be achieved at low costs. TOMRA is investing significant resources in the development of new solutions to support recycling in non-deposit markets. The non-deposit market segment represents a significant growth opportunity for TOMRA in the coming years.

DEPOSIT ACTIVITIES

RVM Technology

TOMRA's RVM Technology business consists of the sale, lease and servicing of RVM's to stores in Europe and North America. In addition, TOMRA offers data management systems, which monitor container collection volumes and related cash flow.

Revenue in the RVM Technology segment decreased by one percent to NOK 1,250 million, while the gross contribution and operating profit fell to NOK 631 million (NOK 693 million in 2003) and NOK 192 million (NOK 266 million in 2003), respectively. Profitability in NOK was reduced as a result of margin pressure in Europe and the weakening of the USD against the Norwegian currency.

Europe

In 2004, TOMRA achieved its goal of maintaining its market share in Europe. Revenues equaled NOK 886 million versus NOK 910 million in the prior year, a decline of three percent. Among the positive developments for the year were improved sales in Denmark and strong performances in Sweden and Central Eastern Europe. Holland, on the other hand, has shown a continuous decline in revenue since 2002. Market conditions in Holland have become increasingly challenging due to lower investments within the food retail industry.

Deposit on non-refillable containers in Germany was introduced in 2003. Since then, certain retailers in Germany have limited themselves to selling beverages only in refillable containers. This shift created increased demand for reverse vending machines for refillable containers. As a consequence, revenues in Germany increased by six percent to NOK 253 million in 2004.

In December 2004, the legal and legislative process surrounding the German Packaging Ordinance was finally concluded. The process towards a national deposit system has been initiated. Since 2003, many retail chains have tested machines for the handling of non-refillable containers. Based on the expected need for cost effective handling of returned containers in stores, TOMRA anticipates significant technology sales in Germany in the coming years.

After a record year in 2003 which was positively impacted by a NOK 100 million contract with Coop Sweden, revenue in Sweden decreased by fifteen percent to NOK 176 million. This was still the second highest revenue level in Sweden ever. Completion of the Coop Sweden contract and high replacement sales were the main reasons for the strong performance. TOMRA expects continued high replacement sales in 2005.

Since the introduction of deposit on cans in Denmark in 2002, the demand for reverse vending services have increased. This trend has impacted TOMRA's operations positively. Revenues in Denmark equaled NOK 80 million in 2004, an increase of thirteen percent versus 2003. TOMRA anticipates a continuation of this trend in 2005.

In recent years, the European retail industry has developed an increasingly stronger international presence. This expansion has resulted in an increasing number of installations for TOMRA in Central Eastern Europe, where machine installations increased by 19 percent in 2004. It is likely that this trend will continue.

In September 2004, TOMRA received the EU Commission's Statement of Objections relating to the EU Commission investigation in 2001. The Commission is of the opinion that TOMRA had exploited its dominant market position in several European markets by entering into certain supply agreements with customers in the period 1991 to 2001. In response, TOMRA has formalized its routines and implemented a comprehensive Competition Compliance Program during 2004.

In November 2004, TOMRA filed its written response to the Statement of Objections where TOMRA rejected the



RUNE BJERKE (44)

Education B.A., Social Economics, Oslo University & MPA Harvard University
Occupation President & CEO, Hafslund ASA
Other board memberships Energibedriftenes Landsforening, Renewable Energy Corporation (REC)
Board member of TOMRA since 2004



KLAUS NÆRØ (57)
EMPLOYEE REPRESENTATIVE

Current occupation Technical order processing, Tomra Production AS
Board member of TOMRA since 1988



SOLVEIG STEINMO (38)
EMPLOYEE REPRESENTATIVE

Education Civil Engineer, NTNU
Current occupation Project engineer, Tomra Systems ASA
Board member of TOMRA since 2003



ERIK THORSEN (48)
PRESIDENT/CEO OF TOMRA SYSTEMS ASA

Education MBA, Karlstad University, Sweden
Other board memberships Chairman; Eltek ASA
Employed in TOMRA since 1986, President & CEO since 1996

and ended at NOK 381 million compared to NOK 217 million in 2003. Liquidity was strong and the equity ratio was 70 percent at year-end.

Tomra Systems ASA made NOK 94.0 million in net profit for 2004. The Board recommends the following application of the net profit, including an ordinary dividend of NOK 0.30 per share, which is unchanged from the previous year, and an extraordinary dividend of NOK 1.50 per share:

Dividend	NOK	321.3	million
From Other equity	NOK	(227.3)	million
Total amount applied	**NOK**	**94.0**	**million**

In accordance with the provisions of the Norwegian Accounting Act, the Board of Directors confirms that the accounts have been prepared on a going concern basis.

STRENGTHENED STRATEGIC FOCUS

TOMRA's vision is "to be the world's number one provider of solutions that make it attractive for people to return packaging for reuse and recycling." In pursuit of this vision, TOMRA works toward assuring the highest possible return percentage at the lowest possible cost, while simultaneously making the collection of empty beverage containers attractive and simple for the consumers. TOMRA's activities are presently concentrated in two areas: deposit and non-deposit markets.

Deposit markets

TOMRA's technology provides an efficient and convenient system for collecting and handling deposit beverage containers in stores. Correct identification of the empty beverage containers, combined with automatic sorting and accumulation, reduces the stores' handling costs to a minimum. This idea was the basis for TOMRA's establishment in 1972. The company's growth since that time has been driven by its ability to automate in-store handling operations in deposit markets around the world.

In the early 1990's, TOMRA's activities were expanded to also provide integrated solutions for the entire beverage container recycling value chain, and TOMRA's technology became even more important in the search for further efficiencies in the operation of deposit systems. Machine compaction of used non-refillable beverage containers helps to reduce the cost of transportation and processing. In addition, on-line collection and processing of transaction data from the machines, now ensures secure and cost-effective administration of cash and materials flow. Operating integrated, technology-based solutions for the entire recycling value chain in deposit markets will remain central to TOMRA's activities in the years ahead.

Limited deposit legislation has been introduced in new markets over the past twenty years. As most large stores have been penetrated with RVM technology in existing deposit markets, the lack of new deposit markets has limited the short-term growth opportunities for TOMRA. This trend can be broken as a consequence of the introduction and implementation of deposit on non-refillable containers in Germany. This market represents a significant growth opportunity. TOMRA has invested considerable resources in its RVM portfolio in recent years and is well positioned to execute on the German opportunity.



JAN CHR. OPSAHL (55), CHAIRMAN

Education B.A., Bus. Adm., University of Strathclyde. M.Sc., Sloan Fellow, London Business School/MIT
Other board memberships Chairman; TANDBERG asa and TANDBERG Television asa
Board member of TOMRA since 1988



SVEIN S. JACOBSEN (53)

Education MBA and CPA, Norwegian School of Business, Bergen
Other board memberships Chairman; Expert ASA, Vensafe ASA, Ideas ASA. Board member of Orkla ASA, InFocus Inc. (US), Zenitel N.V (Belgium) & Chipcon ASA
Board member of TOMRA since 1996



JØRGEN RANDERS (59)

Education Ph.D., MIT
Occupation Professor, Norwegian School of Management
Other board memberships eGroup ASA, Miljøforskningssenteret AS, WWF International
Board member of TOMRA since 1991



HANNE DE MORA (44)

Education MBA, IESE Business School, University of Navarra, Barcelona
Occupation Partner/Chairperson, a-connect, Zürich
Other board memberships Telenor and Valora
Board member of TOMRA since 2002

Directors' Report 2004

2004 SUMMARY

In 2004, TOMRA maintained its leading market position in deposit markets and executed upon new business opportunities in non-deposit markets. Revenues increased by two percent to NOK 2,512 million in 2004 partly due to the acquisition of TiTech Visionsort AS. In Europe, revenues in 2004 declined by three percent due to challenging market conditions. In Sweden, TOMRA generated its second highest turnover ever, mainly due to replacement sales. The political uncertainty surrounding deposit legislation for non-refillable containers in Germany was clarified at the end of 2004. TOMRA is working with stakeholders to establish a national deposit system for such containers, and is well positioned to execute upon opportunities in this market. In North America, TOMRA's revenues in 2004 increased by one percent. Revenue in California increased by fourteen percent due to higher collected volumes and favorable material prices. TOMRA also signed a machine contract with a leading New York retailer worth USD 6.5 million. In relation to non-deposit market activities, TOMRA acquired TiTech Visionsort AS, which is the global market leader for automated sorting systems for various types of packaging. TOMRA also signed an agreement to acquire Orwak Group AB, which is a leading provider of compaction and baling technology. In Japan, TOMRA initiated testing of potential business models together with a Japanese conglomerate, Sumitomo Corporation. In the UK, TOMRA installed the first test pilot of its newly developed Tomra Recycling Center. Increased volumes and improved processing operations positively affected TOMRA's operations in Brazil.

FINANCIAL PERFORMANCE

Operating revenues increased by two percent from NOK 2,463 million in 2003 to NOK 2,512 million in 2004.

The operating profit decreased from NOK 242 million in 2003 to NOK 173 million in 2004. The decline in operating profit was caused by lower profitability in TOMRA's RVM Technology unit and increased development costs related to TOMRA's non-deposit activities. Net profit after minority interests equalled NOK 146 million in 2004 compared to NOK 145 million in 2003. Items that have affected the group's profit in 2004 include a pre-tax gain of NOK 55 million related to the sale of an ownership interest in Wise Metals Group in the US and costs of NOK 19 million related to organizational right sizing. Earning per share equalled NOK 0.82 compared to NOK 0.81 in 2003.

TOMRA's balance sheet as of 31 December 2004 was NOK 3,261 million, a decrease of four percent from the beginning of the year. The cash flow from operations developed positively during the year

Highlights 2004

REVENUE INCREASE OF 2%
TO NOK 2,512 MILLION

OPERATING PROFIT OF NOK 173 MILLION,
DOWN 28%

SECOND HIGHEST REVENUE EVER
IN SWEDEN DUE TO STRONG
REPLACEMENT SALES

REVISION OF DEPOSIT LAW ON
NON-REFILLABLE CONTAINERS IN
GERMANY POSITIVELY CONCLUDED

14% REVENUE GROWTH IN CALIFORNIA
TRIGGERED BY INCREASED DEPOSIT RATE

ACQUISITION OF TITECH VISIONSORT AS,
WHICH IS THE LEADING PROVIDER OF SORTING
TECHNOLOGY IN NON-DEPOSIT SEGMENTS

SIGNED AGREEMENT TO ACQUIRE
ORWAK GROUP AB, WHICH IS A LEADING
SUPPLIER OF COMPACTION TECHNOLOGY

INSTALLED FIRST PILOT OF
TOMRA RECYCLING CENTER IN THE UK

Highlights 2004

Key Figures		2004	2003	2002	2001
Operating revenues	NOK million	2 512	2 463	2 674	2 924
EBITDA	NOK million	339	415	522	589
Operating profit	NOK million	173	242	330	(40)
Ordinary profit before taxes	NOK million	197	285	406	63
Net profit	NOK million	161	163	280	16
Total assets	NOK million	3 261	3 387	3 137	3 493
Equity	NOK million	2 270	2 594	2 470	2 631
Return on equity, ex. other items	%	4.7	6.7	10.0	(0.3)
Return on total assets	%	6.3	9.6	12.4	2.0
Earnings per share	NOK	0.82	0.81	1.44	(0.08)
Earnings per share, ex. other items	NOK	0.64	0.95	1.44	(0.04)
Earnings per share fully diluted	NOK	0.82	0.81	1.44	(0.08)
Net cash flow from operating activities	NOK million	381	217	501	560
Number of employees as of 31 December		1 972	1 976	2 048	1 994
Female employees	%	17	20	19	19
Female managers (of all managers)	%	16	18	-	-
Ethnic minority employees	%	28	27	27	25
Number of reportable injuries		187	253	308	359
Energy consumption	GWh	107	90	106	92
Carbon dioxide emissions	Metric tons	30 900	27 300	27 900	22 400
Water consumption	Cubic meters	63 200	178 000	-	-
Waste generation	Metric tons	1 470	1 650	1 750	1 900

CONTENT

This TOMRA publication is printed with paper and inks satisfying the environmetal requirements of the Nordic Swan Label (www.ecolabel.no).

TOMRA®

ANNUAL REPORT

2004

HELPING THE WORLD RECYCLE